INTERIM REPORT

For the nine months ended
September 30, 2017

CONSOLIDATED BALANCE SHEETS
as at September 30, 2017 and December 31, 2016
(unaudited - US$ millions)

	Notes	September 30, 2017	December 31, 2016
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $97.1; December 31, 2016 – $94.4)	5, 19	1,466.6	1,371.6
Insurance contract receivables		5,061.3	2,917.5

Portfolio investments
Subsidiary cash and short term investments	5, 19	15,903.2	9,938.0
Bonds (cost $10,415.3; December 31, 2016 – $8,699.1)	5	10,833.6	9,323.2
Preferred stocks (cost $349.9; December 31, 2016 – $111.2)	5	315.2	69.6
Common stocks (cost $5,255.5; December 31, 2016 – $4,824.0)	5	5,077.9	4,158.8
Investments in associates (fair value $2,483.9; December 31, 2016 – $2,955.4)	5, 6	2,420.0	2,393.0
Derivatives and other invested assets (cost $658.0; December 31, 2016 – $546.2)	5, 7	302.0	179.7
Assets pledged for short sale and derivative obligations (cost $186.0; December 31, 2016 – $223.9)	5, 7	181.3	228.5
Fairfax India and Fairfax Africa cash and portfolio investments	5, 19	2,344.9	1,002.6
		37,378.1	27,293.4

Deferred premium acquisition costs		902.0	693.1
Recoverable from reinsurers (including recoverables on paid losses – $557.8; December 31, 2016 – $290.9)	8, 9	8,006.2	4,010.3
Deferred income taxes		692.6	732.6
Goodwill and intangible assets		5,855.5	3,847.5
Other assets		4,469.1	2,518.4
Total assets		63,831.4	43,384.4

Liabilities
Accounts payable and accrued liabilities		3,816.6	2,888.6
Income taxes payable		62.2	35.4
Short sale and derivative obligations (including at the holding company – $43.4; December 31, 2016 – $42.2)	5, 7	159.2	234.3
Funds withheld payable to reinsurers		841.8	416.2
Insurance contract liabilities	8	35,123.0	23,222.2
Borrowings – holding company and insurance and reinsurance companies	10	4,903.1	3,908.0
Borrowings – non-insurance companies	10	1,512.4	859.6
Total liabilities		46,418.3	31,564.3

Equity	11
Common shareholders’ equity		11,608.9	8,484.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		12,944.4	9,820.1
Non-controlling interests		4,468.7	2,000.0
Total equity		17,413.1	11,820.1
		63,831.4	43,384.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2017 and 2016
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2017	2016	2017	2016
Revenue
Gross premiums written	17	3,477.0	2,326.0	8,857.8	7,290.2
Net premiums written	17	2,779.2	1,965.3	7,268.1	6,133.8

Gross premiums earned		3,403.3	2,348.6	8,275.2	6,794.6
Premiums ceded to reinsurers		(643.6)	(347.9)	(1,396.1)	(1,015.8)
Net premiums earned	17	2,759.7	2,000.7	6,879.1	5,778.8
Interest and dividends		151.5	104.9	387.0	418.9
Share of profit of associates		55.1	31.7	131.8	56.8
Net gains (losses) on investments	5	1,100.5	(199.5)	1,287.2	(129.9)
Other revenue		840.5	493.6	2,218.0	1,400.3
		4,907.3	2,431.4	10,903.1	7,524.9
Expenses
Losses on claims, gross	8	3,842.1	1,356.6	6,871.7	4,187.1
Losses on claims ceded to reinsurers		(1,133.6)	(189.6)	(1,689.3)	(733.4)
Losses on claims, net	18	2,708.5	1,167.0	5,182.4	3,453.7
Operating expenses	18	564.0	390.3	1,419.6	1,157.8
Commissions, net	9	411.1	337.8	1,189.2	987.1
Interest expense		96.3	60.6	235.9	175.5
Other expenses	18	784.0	473.2	2,075.9	1,340.2
		4,563.9	2,428.9	10,103.0	7,114.3
Earnings before income taxes		343.4	2.5	800.1	410.6
Provision (recovery) for income taxes	13	(26.8)	(30.2)	42.0	101.1
Net earnings		370.2	32.7	758.1	309.5

Attributable to:
Shareholders of Fairfax		476.9	1.3	871.1	189.0
Non-controlling interests		(106.7)	31.4	(113.0)	120.5
		370.2	32.7	758.1	309.5

Net earnings (loss) per share	12	$16.85	$(0.42)	$34.04	$6.78
Net earnings (loss) per diluted share	12	$16.42	$(0.42)	$33.13	$6.62
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	27,636	23,196	24,619	22,973

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2017 and 2016
(unaudited – US$ millions)

	Third quarter		First nine months
	2017	2016	2017	2016

Net earnings	370.2	32.7	758.1	309.5

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	153.3	(39.4)	388.5	59.8
Gains (losses) on hedge of net investment in Canadian subsidiaries	(57.7)	13.9	(105.1)	(62.5)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	62.8	16.0	101.8	10.1
	158.4	(9.5)	385.2	7.4
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	4.1	3.1	9.1	7.7

Other comprehensive income (loss), net of income taxes	162.5	(6.4)	394.3	15.1

Comprehensive income	532.7	26.3	1,152.4	324.6

Attributable to:
Shareholders of Fairfax	607.4	(10.7)	1,147.2	190.0
Non-controlling interests	(74.7)	37.0	5.2	134.6
	532.7	26.3	1,152.4	324.6

	Third quarter		First nine months
	2017	2016	2017	2016

Income tax (expense) recovery included in other comprehensive income

Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(0.1)	7.4	9.0	17.3
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	(14.9)	(1.8)	(23.8)	(4.3)
	(15.0)	5.6	(14.8)	13.0
Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	(1.4)	(1.0)	(3.3)	(4.0)

Total income tax (expense) recovery	(16.4)	4.6	(18.1)	9.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2017 and 2016
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2017	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1
Net earnings (loss) for the period	—	—	—	—	871.1	—	871.1	—	871.1	(113.0)	758.1
Other comprehensive income, net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	271.0	271.0	—	271.0	117.5	388.5
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(105.1)	(105.1)	—	(105.1)	—	(105.1)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	—	—	—	—	—	101.3	101.3	—	101.3	0.5	101.8
Share of net gains on defined benefit plans of associates	—	—	—	—	—	8.9	8.9	—	8.9	0.2	9.1
Issuance of shares (note 15)	2,191.6	—	13.0	(12.7)	—	—	2,191.9	—	2,191.9	—	2,191.9
Purchases and amortization	—	—	(129.9)	34.9	—	—	(95.0)	—	(95.0)	2.4	(92.6)
Common share dividends	—	—	—	—	(237.4)	—	(237.4)	—	(237.4)	(60.1)	(297.5)
Preferred share dividends	—	—	—	—	(33.1)	—	(33.1)	—	(33.1)	—	(33.1)
Acquisitions of subsidiaries (note 15)	—	—	—	—	—	—	—	—	—	2,438.2	2,438.2
Other net changes in capitalization	—	—	—	51.7	99.0	—	150.7		150.7	83.0	233.7
Balance as of September 30, 2017	6,942.4	3.8	(402.0)	180.7	5,155.8	(271.8)	11,608.9	1,335.5	12,944.4	4,468.7	17,413.1

Balance as of January 1, 2016	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9
Net earnings for the period	—	—	—	—	189.0	—	189.0	—	189.0	120.5	309.5
Other comprehensive income, net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	46.1	46.1	—	46.1	13.7	59.8
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(62.5)	(62.5)	—	(62.5)	—	(62.5)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	—	—	—	—	—	9.9	9.9	—	9.9	0.2	10.1
Share of net gains on defined benefit plans of associates	—	—	—	—	—	7.5	7.5	—	7.5	0.2	7.7
Issuance of shares	523.5	—	14.7	(17.0)	—	—	521.2	—	521.2	—	521.2
Purchases and amortization	—	—	(29.4)	31.2	—	—	1.8	—	1.8	2.2	4.0
Common share dividends	—	—	—	—	(227.8)	—	(227.8)	—	(227.8)	(38.1)	(265.9)
Preferred share dividends	—	—	—	—	(33.2)	—	(33.2)	—	(33.2)	—	(33.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	28.6	28.6
Other net changes in capitalization	3.0	—	—	(5.8)	31.3	—	28.5	0.5	29.0	126.8	155.8
Balance as of September 30, 2016	4,756.3	3.8	(250.7)	96.6	5,190.0	(363.0)	9,433.0	1,335.4	10,768.4	1,985.6	12,754.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2017 and 2016
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2017	2016	2017	2016
Operating activities
Net earnings		370.2	32.7	758.1	309.5
Depreciation, amortization and impairment charges	18	82.6	47.2	196.8	148.3
Net bond (discount) premium amortization		(14.6)	(3.9)	(31.1)	6.7
Amortization of share-based payment awards		11.9	9.7	34.9	31.2
Share of profit of associates		(55.1)	(31.7)	(131.8)	(56.8)
Deferred income taxes	13	(53.1)	(56.6)	(61.6)	(57.6)
Net (gains) losses on investments	5	(1,100.5)	199.5	(1,287.2)	129.9
Loss on repurchase of long term debt	10	—	—	2.6	—
Net (purchases) sales of investments classified as FVTPL	19	1,996.8	(294.2)	3,717.2	(738.6)
Changes in operating assets and liabilities		653.0	83.6	127.7	(427.4)
Cash provided by (used in) operating activities		1,891.2	(13.7)	3,325.6	(654.8)

Investing activities
Sales of investments in associates	6	911.5	(3.1)	978.8	54.7
Purchases of investments in associates	6	(409.9)	(225.8)	(999.8)	(641.3)
Net purchases of premises and equipment and intangible assets		(78.3)	(66.7)	(224.5)	(194.9)
Purchases of subsidiaries, net of cash acquired	15	(1,002.8)	(426.0)	(1,034.8)	(437.1)
(Increase) decrease in restricted cash for purchase of associate and subsidiary	10	(162.0)	—	(162.0)	6.5
Cash used in investing activities		(741.5)	(721.6)	(1,442.3)	(1,212.1)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	—	—	303.2
Repayments		(3.6)	(1.3)	(26.8)	(4.0)
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		409.4	349.8	454.0	355.6
Repayments		(5.1)	(1.6)	(248.0)	(10.6)
Net borrowings from revolving credit facilities and short term loans		125.1	61.5	194.9	110.4
Subordinate voting shares:	11
Issuances, net of issuance costs		—	—	—	523.5
Purchases for treasury		(98.3)	(0.5)	(129.9)	(29.4)
Common share dividends		—	—	(237.4)	(227.8)
Preferred share dividends	11	(11.3)	(11.0)	(33.1)	(33.2)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		1,732.1	150.6	2,257.9	150.6
Redemption of Cara subscription receipts		—	(101.3)	—	—
(Increase) decrease in restricted cash related to financing activities	10, 15	(169.1)	80.1	(150.3)	(21.2)
Net purchases of non-controlling interests		(22.6)	(66.0)	(136.2)	(66.0)
Dividends paid to non-controlling interests	11	(6.4)	(7.1)	(60.1)	(38.1)
Cash provided by financing activities		1,950.2	453.2	1,885.0	1,013.0
Increase (decrease) in cash and cash equivalents		3,099.9	(282.1)	3,768.3	(853.9)
Cash and cash equivalents – beginning of period		4,967.6	2,589.9	4,219.1	3,125.6
Foreign currency translation		60.7	1.6	140.8	37.7
Cash and cash equivalents – end of period	19	8,128.2	2,309.4	8,128.2	2,309.4

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2017 and 2016
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on November 2, 2017.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2016, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2017
The company adopted the following amendments, effective January 1, 2017. These changes were adopted in accordance with the applicable transitional provisions of each amendment, and did not have a significant impact on the consolidated financial statements.
IFRS Annual Improvements 2014-2016
In December 2016 the IASB issued an amendment to clarify the scope of the disclosure requirements in IFRS 12 Disclosure of Interests in Other Entities.
Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)
In January 2016 the IASB issued amendments to IAS 12 Income Taxes to clarify the requirements on recognition of deferred tax assets for unrealised losses.
Disclosure Initiative (Amendments to IAS 7)
In January 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows that require additional disclosures for changes in liabilities arising from financing activities, including both cash flow and non-cash changes.
New accounting pronouncements issued but not yet effective
The company is currently evaluating the impact of the following pronouncements on its consolidated financial statements and does not expect to adopt them in advance of their effective dates.
IFRS 17 Insurance Contracts ("IFRS 17")
In May 2017 the IASB issued IFRS 17, a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. The measurement approach is based on the following: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and, (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The standard is effective for annual periods beginning on or after January 1, 2021, with retrospective application and some practical expedients available on adoption.
IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")
In June 2017 the IASB issued IFRIC 23 to clarify how the requirements of IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2016.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	September 30, 2017	December 31, 2016
Holding company:
Cash and cash equivalents (note 19)	247.0	533.2
Short term investments	148.3	285.4
Bonds	319.8	264.8
Preferred stocks	2.0	1.0
Common stocks(1)	635.0	153.2
Derivatives (note 7)	17.4	39.6
	1,369.5	1,277.2
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	22.3	—
Short term investments	74.8	82.6
Bonds	—	11.8
	97.1	94.4

	1,466.6	1,371.6
Short sale and derivative obligations (note 7)	(43.4)	(42.2)
	1,423.2	1,329.4
Portfolio investments:
Cash and cash equivalents (note 19)	8,515.2	3,943.4
Short term investments	7,388.0	5,994.6
Bonds	10,833.6	9,323.2
Preferred stocks	315.2	69.6
Common stocks(1)	5,077.9	4,158.8
Investments in associates (note 6)	2,420.0	2,393.0
Derivatives (note 7)	221.9	163.7
Other invested assets	80.1	16.0
	34,851.9	26,062.3
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	0.4	—
Short term investments	149.3	189.6
Bonds	31.6	38.9
	181.3	228.5

Fairfax India cash and portfolio investments	1,718.9	1,002.6
Fairfax Africa cash and portfolio investments	626.0	—
	2,344.9	1,002.6

	37,378.1	27,293.4
Short sale and derivative obligations (note 7)	(115.8)	(192.1)
	37,262.3	27,101.3

(1)	Common stocks included investments in limited partnerships and other funds with carrying values of $2,155.8 and $127.4 at September 30, 2017 (December 31, 2016 - $1,171.6 and $157.1).

Fairfax India and Fairfax Africa cash and portfolio investments were comprised as follows:

	Fairfax India		Fairfax Africa
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Cash and cash equivalents (note 19)	73.5	173.2	365.7	—
Short term investments	6.7	33.6	22.4	—
Bonds	686.1	528.8	26.1	—
Common stocks	39.7	26.5	—	—
Investments in associates (note 6)	912.9	240.5	211.5	—
Derivatives and other invested assets	—	—	0.3	—
	1,718.9	1,002.6	626.0	—

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2017 bonds containing call and put features represented approximately $4,325.3 and $93.6 respectively (December 31, 2016 - $4,198.9 and $196.2) of the total fair value of bonds in the table below.

	September 30, 2017		December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	2,610.0	2,853.4	1,357.2	1,479.9
Due after 1 year through 5 years	4,831.8	4,956.0	3,245.9	3,447.6
Due after 5 years through 10 years	1,721.2	1,759.4	1,338.9	1,330.4
Due after 10 years	2,233.9	2,328.4	3,575.1	3,909.6
	11,396.9	11,897.2	9,517.1	10,167.5

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2017				December 31, 2016
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	9,224.1	9,224.1	—	—	4,649.8	4,649.8	—	—

Short term investments:
Canadian government	1.1	1.1	—	—	8.2	8.2	—	—
Canadian provincials	216.1	216.1	—	—	261.7	261.7	—	—
U.S. treasury	6,610.1	6,609.8	0.3	—	5,930.3	5,930.3	—	—
Other government	386.0	223.2	162.8	—	212.2	212.2	—	—
Corporate and other	576.2	—	543.8	32.4	173.4	—	173.4	—
	7,789.5	7,050.2	706.9	32.4	6,585.8	6,412.4	173.4	—
Bonds:
Canadian government	96.1	—	96.1	—	311.4	—	311.4	—
Canadian provincials	94.1	—	94.1	—	196.9	—	196.9	—
U.S. treasury	1,834.8	—	1,834.8	—	1,117.3	—	1,117.3	—
U.S. states and municipalities	2,694.2	—	2,694.2	—	4,732.2	—	4,732.2	—
Other government	1,845.2	—	1,845.2	—	1,176.2	—	1,176.2	—
Corporate and other	5,332.8	—	3,433.2	1,899.6	2,633.5	—	1,580.4	1,053.1
	11,897.2	—	9,997.6	1,899.6	10,167.5	—	9,114.4	1,053.1
Preferred stocks:
Canadian	213.0	—	12.9	200.1	22.2	—	10.9	11.3
U.S.	8.9	3.9	—	5.0	0.3	—	—	0.3
Other	95.3	0.6	12.2	82.5	48.1	0.6	15.1	32.4
	317.2	4.5	25.1	287.6	70.6	0.6	26.0	44.0
Common stocks:
Canadian	889.1	755.9	111.1	22.1	665.3	545.0	98.6	21.7
U.S.	1,850.0	458.7	199.3	1,192.0	1,172.6	629.6	33.9	509.1
Other funds	127.4	—	99.6	27.8	157.1	—	157.1	—
Other	2,886.1	1,626.5	373.8	885.8	2,343.5	1,037.2	532.5	773.8
	5,752.6	2,841.1	783.8	2,127.7	4,338.5	2,211.8	822.1	1,304.6

Derivatives and other invested assets	319.7	—	135.8	183.9	219.3	—	121.5	97.8

Short sale and derivative obligations	(159.2)	—	(159.2)	—	(234.3)	—	(234.3)	—

Holding company cash and investments and portfolio investments measured at fair value	35,141.1	19,119.9	11,490.0	4,531.2	25,797.2	13,274.6	10,023.1	2,499.5

	100.0%	54.4%	32.7%	12.9%	100.0%	51.5%	38.9%	9.6%

Investments in associates (note 6)(1)	4,169.0	1,686.3	46.0	2,436.7	3,267.3	1,100.1	40.9	2,126.3

(1)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

There were no significant changes to the valuation techniques and processes used at September 30, 2017 compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2016.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. The increase in the company's Level 3 financial assets during the first nine months of 2017 was partially due to the consolidation of Allied World's investments in certain limited partnerships classified as common stocks ($583.8). The fair values of the limited partnerships are classified as Level 3 based on the observability of the net asset values and the fact that the partnerships may not be liquidated or redeemed within three months. In addition, during the nine months ended September 30, 2017 a private placement debt security was transferred from Level 2 to Level 3 due to the modification of its terms and a change in the observability of a key valuation input. During the three and nine months ended September 30, 2017 and 2016, there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no other transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.
A summary of changes in the fair values of Level 3 financial assets and liabilities measured at FVTPL for the nine months ended September 30 follows:

	2017
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	158.9	7.1	192.5	(2.5)	13.1	(13.7)	355.4
Purchases	415.2	234.2	171.9	0.2	16.8	75.9	914.2
Acquisitions of subsidiaries (note 15)	22.4	—	583.8	27.4	29.9	20.3	683.8
Transfer into Level 3	384.0	—	—	—	—	—	384.0
Sales, distributions and other	(159.6)	(0.3)	(217.6)	—	(13.0)	—	(390.5)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	58.0	2.6	10.9	8.1	1.6	3.6	84.8
Balance - September 30	1,932.0	287.6	1,722.9	201.0	203.8	183.9	4,531.2

	2016
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(25.1)	(0.2)	56.7	(9.4)	(5.8)	(128.9)	(112.7)
Purchases	831.3	82.7	98.0	15.5	30.7	11.2	1,069.4
Sales	(537.7)	—	(112.8)	(7.8)	—	—	(658.3)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	(0.5)	0.4	0.7	4.2	0.7	1.2	6.7
Balance - September 30	964.4	90.6	1,003.5	173.5	163.6	168.9	2,564.5

Reasonably possible changes in the value of unobservable inputs for any of the individual investments within the categories in the table above would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	Third quarter
	2017				2016
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	34.1		55.2	89.3	218.5		(148.4)	70.1
Preferred stocks	—		5.3	5.3	—		10.9	10.9
Common stocks	41.8		51.3	93.1	4.6		229.6	234.2
	75.9		111.8	187.7	223.1		92.1	315.2
Derivatives:
Common stock and equity index short positions	(72.3)	(1)	17.8	(54.5)	(506.9)	(1)	(14.1)	(521.0)
Common stock and equity index long positions	(24.5)	(1)	44.7	20.2	11.5	(1)	(5.7)	5.8
Equity index put options	—		—	—	—		(3.8)	(3.8)
Equity warrants and call options	6.1		6.8	12.9	—		(7.5)	(7.5)
CPI-linked derivatives	—		(19.3)	(19.3)	—		(77.3)	(77.3)
U.S. treasury bond forwards	(47.4)		47.0	(0.4)	—		—	—
Other	(0.4)		0.1	(0.3)	(16.6)		25.8	9.2
	(138.5)		97.1	(41.4)	(512.0)		(82.6)	(594.6)
Foreign currency gains (losses) on:
Investing activities	4.3		(9.0)	(4.7)	54.6		55.2	109.8
Underwriting activities	(19.7)		—	(19.7)	(17.7)		—	(17.7)
Foreign currency contracts	44.9		(47.6)	(2.7)	4.8		(15.8)	(11.0)
	29.5		(56.6)	(27.1)	41.7		39.4	81.1

Gain on disposition of associates	981.4	(2)(3)	—	981.4	—		—	—

Other	(1.1)		1.0	(0.1)	(0.1)		(1.1)	(1.2)

Net gains (losses) on investments	947.2		153.3	1,100.5	(247.3)		47.8	(199.5)

	First nine months
	2017					2016
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	407.7		(123.9)		283.8	532.7		552.0		1,084.7
Preferred stocks	—		6.4		6.4	—		(0.4)		(0.4)
Common stocks	86.9	(4)	424.4	(4)	511.3	(50.7)	(5)	(202.0)	(5)	(252.7)
	494.6		306.9		801.5	482.0		349.6		831.6
Derivatives:
Common stock and equity index short positions	(344.4)	(1)	20.2		(324.2)	(541.4)	(1)	(284.7)		(826.1)
Common stock and equity index long positions	(33.4)	(1)	25.0		(8.4)	15.1	(1)	5.2		20.3
Equity index put options	—		—		—	—		(12.0)		(12.0)
Equity warrants and call options	22.9		2.9		25.8	—		(7.7)		(7.7)
CPI-linked derivatives	—		(47.3)		(47.3)	—		(134.0)		(134.0)
U.S. treasury bond forwards	(191.1)		78.5		(112.6)	—		—		—
Other	(8.4)		8.0		(0.4)	(69.2)		60.8		(8.4)
	(554.4)		87.3		(467.1)	(595.5)		(372.4)		(967.9)
Foreign currency gains (losses) on:
Investing activities	27.4		5.7		33.1	21.9		47.6		69.5
Underwriting activities	(61.2)		—		(61.2)	(51.7)		—		(51.7)
Foreign currency contracts	26.9		(25.1)		1.8	13.7		(25.3)		(11.6)
	(6.9)		(19.4)		(26.3)	(16.1)		22.3		6.2

Gain on disposition of associates	981.4	(2)(3)	—		981.4	—		—		—

Other	(0.1)		(2.2)		(2.3)	0.6		(0.4)		0.2

Net gains (losses) on investments	914.6		372.6		1,287.2	(129.0)		(0.9)		(129.9)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 as described in notes 5, 7 and 24 in the company's annual consolidated financial statements for the year ended December 31, 2016.

(2)
During the third quarter of 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was re-classified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5 (see note 6).

(3)
During the third quarter of 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3 (see note 6).

(4)
During the second quarter of 2017 the company increased its ownership interest and potential voting interest in Exco and commenced applying the equity method of accounting, resulting in unrealized losses of $121.6 on Exco being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings (see note 6).

(5)
During the first quarter of 2016 the company increased its indirect equity interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings.

6.	Investments in Associates
Investments in the equity of associates were comprised as follows:

	September 30, 2017		December 31, 2016
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates(1)	674.0	630.8	1,514.8	940.5
Non-insurance associates(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)(16)	3,495.0	2,913.6	1,752.5	1,693.0
	4,169.0	3,544.4	3,267.3	2,633.5

As presented on the consolidated balance sheet:
Investments in associates	2,483.9	2,420.0	2,955.4	2,393.0
Fairfax India cash and portfolio investments(12)(13)(14)	1,380.4	912.9	311.9	240.5
Fairfax Africa cash and portfolio investments(15)(16)	304.7	211.5	—	—
	4,169.0	3,544.4	3,267.3	2,633.5

Insurance and reinsurance associates

(1)
On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard General Insurance Company Limited ("ICICI Lombard") to private equity investors for net proceeds of $376.3 and a net realized gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and a net realized gain of $372.3. The company's remaining 9.9% equity interest in ICICI Lombard was re-classified from the equity method of accounting to a common stock at FVTPL, resulting in a $334.5 re-measurement gain.

Non-insurance associates

(2)
On August 2, 2017 the company acquired a 81.2% non-voting equity interest in Sigma Companies International Corp. ("Sigma") for cash consideration of $41.4. Sigma, through its subsidiary, is engaged in global water and wastewater infrastructure projects.

(3)
On July 20, 2017 the company increased its indirect equity interest in APR Energy plc ("APR Energy") to 67.9% through the acquisition of an additional 22.9% equity interest for purchase consideration of $109.0. As there exists certain contractual arrangements between Fairfax and the second largest shareholder which preclude either party from exercising unilateral control over APR Energy's most relevant decisions governing its operations, including the appointment of executive management and the approval of the detailed annual business plan, APR Energy continues to be reported under the equity method of accounting.

(4)
During the third quarter of 2017 the company acquired an indirect 67.4% equity interest in Allied World and commenced consolidating Allied World's investment portfolio, which included non-insurance investments in associates with a fair value of $63.8 (see note 15).

(5)
On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the purchase of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0). Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value, recorded a net realized gain of $51.3 and commenced consolidating Grivalia Properties (and its equity accounted investments with a fair value of $39.5) in the Other reporting segment. Pursuant to Greek securities law, the company then made a tender offer for all remaining outstanding shares of Grivalia Properties which expired on September 6, 2017, resulting in the company increasing its equity interest by 0.1% to 52.7% for cash consideration of $0.6 (€0.5). Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

(6)
During the second quarter of 2017 the company increased its ownership interest and potential voting interest in Exco Resources Inc. ("Exco") to 15.8% and 21.8% respectively and commenced applying the equity method of accounting on June 20, 2017 to Exco's carrying value of $14.2. At September 30, 2017 the company determined that Exco's carrying value exceeded its recoverable amount of $4.6 and recorded an impairment charge of $9.6.

(7)
Through various transactions between January 3, 2017 and May 10, 2017, the company acquired an aggregate equity interest in Astarta Holding N.V. (“Astarta”) of 28.0% with an initial carrying value of $120.1 under the equity method of accounting, comprised of cash consideration of $104.4 (420.1 million Polish zlotys) and re-measurements to fair value of $15.7. Astarta specializes in sugar production, crop growing, soybean processing and cattle farming, primarily in Ukraine.

(8)
On March 1, 2017 the company acquired a 43.5% ownership interest in Farmers Edge Inc. ("Farmers Edge") for cash consideration of $95.0. Farmers Edge specializes in data science, precision agronomy (farming), geographic information systems, hardware engineering, software development, soil science and sustainability.

(9)
On March 1, 2017 the restructuring of Performance Sports Group Ltd. ("PSG") was substantially completed after all of the assets and certain related operating liabilities of PSG were sold to an intermediate holding company co-owned by Fairfax and Sagard Holdings Inc. ("Performance Sports"). The company's $153.5 equity investment in Performance Sports represents a voting interest of 50.0% and an equity interest of 42.6%. On April 3, 2017 Performance Sports was renamed Peak Achievement Athletics Inc. ("Peak Achievement").

(10)
At September 30, 2017 the carrying value of the company's investment in Resolute exceeded its fair value as determined by the market price of Resolute shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 10.8% and a long term growth rate of 1.5%. Free cash flow projections are based on EBITDA projections from external reports that incorporate modest EBITDA growth in fiscal 2017. The after-tax discount rate is representative of the cost of capital for Resolute's industry peers as the company believes that over the long term Resolute's risk profile and cost of capital will be comparable to its peers. A long term growth rate of 1.5% is considered reasonable given Resolute's recent entrance into the tissue market and the rebound of the lumber market driven by new housing demand in North America. Other assumptions included in the value-in-use analysis were valuation of pension funding liability on a going concern basis, annual capital expenditures reverting to lower historic levels, working capital requirements being comparable to industry peers and Resolute not having to pay any significant cash taxes in the next five years due to the utilization of tax losses. As the recoverable amount (higher of fair value and value-in-use) exceeded carrying value by approximately $17.2, the investment in Resolute was not considered to be impaired.

(11)	During the first nine months of 2017 the company received distributions and dividends of $81.0 (2016 - $66.1) from its non-insurance associates.

Fairfax India

(12)
On March 24, 2017 Fairfax India acquired a 38.0% equity interest in Bangalore International Airport Limited (“Bangalore Airport”) for cash consideration of $385.5 (approximately 25.2 billion Indian rupees). On July 13, 2017 Fairfax India increased its equity interest in Bangalore Airport to 48.0% through the acquisition of an additional 10% equity interest from a wholly-owned subsidiary of GVK Power and Infrastructure Limited ("GVK") for purchase consideration of $200.1 (12.9 billion Indian rupees). A put option previously issued to GVK as part of the company's initial acquisition of an interest in Bangalore Airport during the first quarter of 2017 was terminated as part of this transaction. The company will continue to apply the equity method of accounting to its investment in Bangalore Airport, which owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

(13)
On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name and being consolidated by Fairfax India (see note 15).

(14)
Principally comprised of common shares of IIFL Holdings (fair value of $787.2 and carrying value of $322.0 at September 30, 2017 (December 31, 2016 - $266.0 and $220.1)), Bangalore Airport (fair value of $592.4 and carrying value of $589.9 at September 30, 2017 (December 31, 2016 - nil)) and Fairchem (fair value and carrying value of nil at September 30, 2017, see note 15 (December 31, 2016 - $45.5 and $19.4)). Fairfax, through its operating companies, also owns common shares of IIFL (fair value of $263.9 and carrying value of $108.0 at September 30, 2017 (December 31, 2016 - $107.9 and $96.3)) included in investment in associates on the consolidated balance sheet.

Fairfax Africa

(15)
On August 31, 2017 Fairfax Africa, through a series of transactions, acquired a 42.4% equity interest in Atlas Mara Limited ("Atlas Mara") for cash consideration of $155.8. Atlas Mara is a financial services institution listed on the London Stock Exchange that operates in seven sub-Saharan countries.

(16)
On February 17, 2017 the company contributed its 39.6% indirect ownership interest in AFGRI to Fairfax Africa (fair value of $72.8 and carrying value of $40.5) in exchange for 7,284,606 multiple voting shares of Fairfax Africa at $10.00 per multiple voting share (see note 15). AFGRI continues to be presented as an investment in associate as Fairfax Africa is consolidated by the company.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2017				December 31, 2016
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	54.2	—	2.1	—	43.3	0.6	—
Equity total return swaps – short positions	—	1,756.0	15.5	61.3	—	1,623.0	10.4	78.1
Equity total return swaps – long positions	—	394.4	29.5	0.3	—	213.1	9.4	5.1
Equity and equity index call options	0.4	8.0	3.7	—	16.2	1,104.4	12.8	—
Warrants	58.8	566.7	55.1	—	6.5	32.2	6.5	—
CPI-linked derivative contracts	678.4	116,389.9	59.6	—	670.0	110,365.5	83.4	—
U.S. treasury bond forward contracts	—	1,451.4	29.0	0.4	—	3,013.4	—	49.7
Foreign exchange forward contracts	—	—	47.2	95.0	—	—	80.2	101.4
Other derivative contracts	—	—	—	0.1	—	—	—	—
Total			239.6	159.2			203.3	234.3
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

Equity contracts
The company maintains short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities. During the third quarter and first nine months of 2017 the company paid net cash of $72.3 and $344.4 (2016 - paid net cash of $506.9 and $541.4) in connection with the reset provisions and terminations of its short equity and equity index total return swaps (excluding the impact of collateral requirements). During the third quarter and first nine months of 2017 the company closed out a portion of its short equity total return swaps with an original notional amount of $9.5 and $149.4 and recorded a net loss on investments of $0.3 and $37.7 in the consolidated statement of earnings.
Refer to note 16 for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.

	September 30, 2017				December 31, 2016
Short equity or equity index underlying total return swaps ("TRS") and call options	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Other equity indices - TRS	—	54.8	—	—	—	54.8	—	—
Individual equities - TRS	—	1,074.9	—	—	—	1,224.4	—	—
S&P 500 - call options	—	—	—	—	461,632	1,100.0	2,382.84	2,238.83

(1)	The aggregate notional amounts on the dates that the short positions or call options were first initiated.
At September 30, 2017 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $431.1 (December 31, 2016 - $283.9). During the third quarter and first nine months of 2017 the company paid net cash of $24.5 and $33.4 (2016 - received net cash of $11.5 and $15.1) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the third quarter and first nine months of 2017 the company closed out a portion of its long equity total return swaps with an original notional amount of $43.8 and recorded a net loss on investments of $0.1 and $4.5 in the consolidated statement of earnings.
During the first nine months of 2017 the company closed out $1,100.0 notional amount of S&P 500 call option contracts and recorded a net gain on investments of $10.1 in the consolidated statement of earnings. No S&P 500 call option contracts were closed out in the third quarter of 2017.
At September 30, 2017 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $278.4 (December 31, 2016 - $322.9), comprised of collateral of $233.2 (December 31, 2016 - $236.5) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $45.2 (December 31, 2016 - $86.4) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

	September 30, 2017
	Floor rate(1)	Average life (in years)	Notional amount		Weighted average strike price	Index value at period end	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
Underlying CPI index			Original currency	U.S. dollars
United States	0.0%	4.9	46,725.0	46,725.0	231.39	246.82	287.5	61.5	31.7	6.8	(255.8)
United States	0.5%	7.0	12,600.0	12,600.0	238.30	246.82	39.9	31.7	23.8	18.9	(16.1)
European Union	0.0%	4.2	41,375.0	48,913.5	96.09	102.04	307.1	62.8	3.4	0.7	(303.7)
United Kingdom	0.0%	5.1	3,300.0	4,427.5	243.82	275.10	23.2	52.4	0.3	0.7	(22.9)
France	0.0%	5.3	3,150.0	3,723.9	99.27	101.30	20.7	55.6	0.4	1.1	(20.3)
		4.9		116,389.9			678.4		59.6		(618.8)

	December 31, 2016
	Floor rate(1)	Average life (in years)	Notional amount		Weighted average strike price	Index value at period end	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
Underlying CPI index			Original currency	U.S. dollars
United States	0.0%	5.7	46,725.0	46,725.0	231.39	241.43	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	12,600.0	238.30	241.43	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	41,375.0	43,640.4	96.09	101.26	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	3,300.0	4,077.6	243.82	267.10	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,150.0	3,322.5	99.27	100.66	20.7	62.3	0.9	2.7	(19.8)
		5.6		110,365.5			670.0		83.4		(586.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

During the third quarter and first nine months of 2017 the company did not enter into any new CPI-linked derivative contracts. During the third quarter and first nine months of 2016 the company entered into new CPI-linked derivative contracts with notional amounts of $775.7 and $3,185.7 at a cost of $3.0 and $11.2. The company’s CPI-linked derivative contracts produced net unrealized losses of $19.3 and $47.3 in the third quarter and first nine months of 2017 (2016 - net unrealized losses of $77.3 and $134.0). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $1,451.4 at September 30, 2017 (December 31, 2016 - $3,013.4). These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at September 30, 2017 consisted of cash of $10.7 and government securities of $74.7 (December 31, 2016 - $8.3 and $54.4). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2017. The company's exposure to counterparty risk and the manner in which it is managed are discussed further in note 16.

8.	Insurance Contract Liabilities

	September 30, 2017			December 31, 2016
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	6,303.4	1,324.8	4,978.6	3,740.4	539.8	3,200.6
Provision for losses and loss adjustment expenses	28,819.6	6,123.6	22,696.0	19,481.8	3,179.6	16,302.2
Insurance contract liabilities	35,123.0	7,448.4	27,674.6	23,222.2	3,719.4	19,502.8

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the nine months ended September 30 were as follows:

	2017	2016
Provision for losses and loss adjustment expenses – January 1	19,481.8	19,816.4
Decrease in estimated losses and expenses for claims occurring in the prior years	(187.9)	(383.5)
Losses and expenses for claims occurring in the current year	7,058.8	4,575.0
Paid on claims occurring during:
the current year	(1,160.6)	(929.4)
the prior years	(4,203.8)	(3,400.2)
Acquisitions of subsidiaries	7,374.7	1.8
Foreign exchange effect and other	456.6	130.4
Provision for losses and loss adjustment expenses – September 30	28,819.6	19,810.5

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	September 30, 2017			December 31, 2016
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	6,149.8	(26.2)	6,123.6	3,210.0	(30.4)	3,179.6
Reinsurers’ share of paid losses	701.4	(143.6)	557.8	432.2	(141.3)	290.9
Provision for unearned premiums	1,324.8	—	1,324.8	539.8	—	539.8
	8,176.0	(169.8)	8,006.2	4,182.0	(171.7)	4,010.3
Included in commissions, net in the consolidated statement of earnings for the third quarter and first nine months of 2017 is commission income earned on premiums ceded to reinsurers of $114.6 and $234.0 (2016 - $81.0 and $199.5).

10.	Borrowings

	September 30, 2017			December 31, 2016
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	3,612.1	3,596.1	3,864.6	3,490.8	3,472.5	3,737.2
Insurance and reinsurance companies	1,268.1	1,307.0	1,311.9	429.3	435.5	430.2
Non-insurance companies(3)	1,514.7	1,512.4	1,512.5	863.4	859.6	859.0
Total borrowings	6,394.9	6,415.5	6,689.0	4,783.5	4,767.6	5,026.4

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

On March 15, 2017 the company closed its tender offers to purchase a targeted aggregate principal amount of up to Cdn$250 of certain of its outstanding senior notes. Pursuant to those tender offers, the company purchased principal amounts of $8.7, $5.8 and $3.3 of its notes due in 2019, 2020 and 2021 for cash consideration of $9.7, $6.6 and $3.7 respectively.

On March 31, 2017 Fairfax India repaid its floating rate secured term loan of $225.0. On July 11, 2017 Fairfax India entered into a $400.0 one-year floating rate term loan with a Canadian chartered bank and used a portion of the proceeds to fund an additional investment in Bangalore Airport (see note 6).

On August 31, 2017 Fairfax Africa entered into a $150.0 five-month floating rate term loan and a $153.9 (2 billion South African rand) non-revolving seven-month letter of credit facility with a Canadian chartered bank that required cash collateral of $150.0 and $162.0 respectively.
Credit Facility - Holding Company
There was $200.0 drawn on the company's credit facility as at September 30, 2017.

On July 5, 2017 the company drew $350.0 on its credit facility to augment holding company cash and to partially fund a trust fund that was established to support the mandatory tender offer related to Grivalia Properties (note 15). The trust fund was released on September 6, 2017 upon completion of the tender offer and the borrowing of $350.0 was repaid on September 29, 2017. On July 26, 2017 the company drew $125.0 on its credit facility to fund the acquisition of the insurance operations of AIG in Chile and Colombia (note 15). The borrowing of $125.0 was repaid on September 29, 2017.
Allied World Bridge Financing Facility
On July 5, 2017 the company drew $350.0 on a short term bridge financing facility to partially fund the acquisition of Allied World (note 15). The bridge facility was repaid on September 26, 2017 with proceeds received from the divestiture of an additional equity interest in ICICI Lombard as part of its initial public offering (note 6).

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2017	2016
Subordinate voting shares – January 1	22,344,796	21,465,089
Issuances of shares	5,075,894	1,000,000
Treasury shares acquired	(258,609)	(55,308)
Treasury shares reissued	29,955	38,449
Subordinate voting shares – September 30	27,192,036	22,448,230
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	27,940,806	23,197,000
Subsequent to September 30, 2017 and up to November 2, 2017 the company repurchased 166,300 subordinate voting shares for cancellation at a cost of $86.6.
During the three and nine months ended September 30, 2017 the company repurchased for treasury 192,979 and 258,609 subordinate voting shares at a cost of $98.3 and $129.9 (2016 - 726 and 55,308 subordinate voting shares at a cost of $0.5 and $29.4) for use in its share-based payment awards.
During the third quarter of 2017 the company issued 5,075,894 subordinate voting shares with a fair value of $2,191.6 pursuant to the acquisition of Allied World (see note 15).
Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		September 30, 2017		December 31, 2016		Third quarter ended September 30		Nine months ended September 30
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2017	2016	2017	2016
Allied World(1)	Switzerland	32.6%	1,282.5	—	—	(123.2)	—	(123.2)	—
Fairfax India(2)	Canada	6.4%	1,097.3	4.7%	743.7	28.0	7.5	(47.6)	18.5
Cara	Canada	43.3%	576.3	43.4%	523.9	10.7	6.8	42.4	21.3
Grivalia Properties(3)	Greece	47.3%	492.8	—	—	3.7	—	3.7	—
Brit(4)	U.K.	27.5%	431.5	27.5%	463.4	(45.2)	10.8	(23.2)	70.4
Thomas Cook India	India	32.4%	243.9	32.3%	139.6	3.6	1.2	10.0	1.3
Fairfax Africa(5)	Canada	1.2%	189.3	—	—	4.1	—	2.2	—
All other	—	—	155.1	—	129.4	11.6	5.1	22.7	9.0
			4,468.7		2,000.0	(106.7)	31.4	(113.0)	120.5

(1)	During the third quarter of 2017 the company acquired an indirect 67.4% equity interest in Allied World (note 15).

(2)
The increase in carrying value of Fairfax India's non-controlling interests at September 30, 2017 compared to December 31, 2016 was primarily due to common shares issued as a result of Fairfax India's public offering and private placement on January 13, 2017, the acquisition of a 51.0% interest in Saurashtra Freight, the merger of Fairchem and Privi Organics, and the impact of foreign currency translation (principally the strengthening of the Indian Rupee relative to the U.S. dollar), partially offset by non-controlling interests' share of net loss (note 15).

(3)	During the third quarter of 2017 the company increased its equity interest in Grivalia Properties to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment (note 15).

(4)	On March 3, 2017 Brit paid a dividend of $45.8 to its minority shareholder (OMERS).

(5)	On February 17, 2017 the company acquired a 64.2% equity interest in Fairfax Africa (note 15).
Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at September 30, 2017 except for Fairfax India, Cara, and Fairfax Africa whose non-controlling interest economic ownership percentages were 69.8%, 60.3%, and 35.8% respectively.

12.	Earnings per Share
Net earnings (loss) per common share is calculated in the following table based upon the weighted average common shares outstanding:

	Third quarter		First nine months
	2017	2016	2017	2016
Net earnings attributable to shareholders of Fairfax	476.9	1.3	871.1	189.0
Preferred share dividends	(11.3)	(11.0)	(33.1)	(33.2)
Net earnings (loss) attributable to common shareholders – basic and diluted	465.6	(9.7)	838.0	155.8

Weighted average common shares outstanding – basic	27,636,106	23,196,240	24,619,269	22,973,271
Share-based payment awards	713,758	—	672,199	565,055
Weighted average common shares outstanding – diluted	28,349,864	23,196,240	25,291,468	23,538,326

Net earnings (loss) per common share – basic	$16.85	$(0.42)	$34.04	$6.78
Net earnings (loss) per common share – diluted	$16.42	$(0.42)	$33.13	$6.62
Share-based payment awards of 570,882 were not included in the calculation of net loss per diluted common share for the three months ended September 30, 2016 as inclusion of the awards would be anti-dilutive.

13.	Income Taxes
The company’s provision (recovery) for income taxes for the three and nine months ended September 30 is summarized in the following table:

	Third quarter		First nine months
	2017	2016	2017	2016
Current income tax
Current year expense (recovery)	49.7	14.5	128.1	131.1
Adjustments to prior years’ income taxes	(23.4)	11.9	(24.5)	27.6
	26.3	26.4	103.6	158.7
Deferred income tax
Origination and reversal of temporary differences	(79.3)	(37.2)	(104.9)	(32.4)
Adjustments to prior years' deferred income taxes	27.2	(26.6)	15.0	(25.0)
Other	(1.0)	7.2	28.3	(0.2)
	(53.1)	(56.6)	(61.6)	(57.6)

Provision (recovery) for income taxes	(26.8)	(30.2)	42.0	101.1

A significant portion of the company's earnings (loss) before income taxes may be earned (incurred) outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision (recovery) for income taxes for the three and nine months ended September 30 are summarized in the following table:

	Third quarter
	2017					2016
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other	Total

Earnings (loss) before income taxes	(60.7)	39.7	(233.4)	597.8	343.4	(13.5)	(90.1)	49.2	56.9	2.5
Provision (recovery) for income taxes	3.1	19.0	(38.5)	(10.4)	(26.8)	18.1	(54.9)	(0.6)	7.2	(30.2)
Net earnings (loss)	(63.8)	20.7	(194.9)	608.2	370.2	(31.6)	(35.2)	49.8	49.7	32.7

	First nine months
	2017					2016
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other	Total

Earnings (loss) before income taxes	(49.4)	253.1	(105.5)	701.9	800.1	(239.0)	293.2	252.4	104.0	410.6
Provision (recovery) for income taxes	16.5	43.3	(27.0)	9.2	42.0	43.4	29.2	8.3	20.2	101.1
Net earnings (loss)	(65.9)	209.8	(78.5)	692.7	758.1	(282.4)	264.0	244.1	83.8	309.5

(1)	Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

(3)	Principally comprised of Brit, Riverstone UK, Advent and other associated holding company results.

(4)	Includes India, Asia, non-U.K. European companies and Allied World (acquired on July 6, 2017).

The decrease in pre-tax profitability in Canada in the third quarter of 2017 compared to the third quarter of 2016 principally reflected weaker investment results. The increase in pre-tax profitability in Canada in the first nine months of 2017 compared to the first nine months of 2016 principally reflected improved investment results. The increase in pre-tax profitability in the U.S. in the third quarter of 2017 compared to the third quarter of 2016 primarily reflected stronger investment results, partially offset by weaker underwriting results (reflecting increased catastrophe losses). The decrease in pre-tax profitability in the U.S. in the first nine months of 2017 compared to the first nine months of 2016 primarily reflected weaker underwriting results (reflecting increased catastrophe losses), partially offset by stronger investment results. The decrease in pre-tax profitability in the U.K. in the third quarter and first nine months of 2017 compared to the third quarter and first nine months of 2016 primarily reflected weaker underwriting results (reflecting increased catastrophe losses). The increase in pre-tax profitability in the Other jurisdictions in the third quarter and first nine months of 2017 compared to the third quarter and first nine months of 2016 primarily reflected the gain on sale of a portion of the company's investment in ICICI Lombard, partially offset by catastrophe losses at Allied World.
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision (recovery) for income taxes at the effective tax rate in the consolidated financial statements for the third quarter and first nine months ended September 30 are summarized in the following table:

	Third quarter		First nine months
	2017	2016	2017	2016

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	91.0	0.6	212.0	108.8
Non-taxable investment income	(6.2)	(23.7)	(63.9)	(63.9)
Tax rate differential on income and losses outside Canada	(156.1)	(23.4)	(161.4)	(35.5)
Provision (recovery) relating to prior years	3.8	(14.7)	(9.5)	2.6
Change in unrecorded tax benefit of losses and temporary differences	31.1	31.8	43.1	93.9
Foreign exchange effect	10.3	(2.5)	17.1	(0.3)
Change in tax rate for deferred income taxes	3.2	(4.0)	5.2	(16.0)
Other including permanent differences	(3.9)	5.7	(0.6)	11.5
Provision (recovery) for income taxes	(26.8)	(30.2)	42.0	101.1
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses outside Canada of 156.1 and 161.4 in the third quarter and first nine months of 2017 principally related to the gain on the sale of ICICI Lombard ($246.5 effective income tax rate benefit) which is not taxable, partially offset by income in the U.S. that is taxed at rates higher than the Canadian statutory rate and losses at Allied World and the in the U.K. that are taxed at rates lower than the Canadian statutory rate. The tax rate differential on income and losses outside Canada of $23.4 and $35.5 in the third quarter and first nine months of 2016 principally reflected income in the U.K. where the statutory income tax rate is significantly lower than the Canadian statutory rate, partially offset by losses (in the third quarter of 2016) and income (in the first nine months of 2016) in the U.S. which is taxed at rates higher than the Canadian statutory rate.
The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2017 principally related to increases in unrecorded deferred tax assets of $22.6 and $32.4 in Canada. The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2016 was primarily due to increases in unrecorded deferred tax assets in Canada of $34.1 and $94.1.

14.	Contingencies and Commitments
Lawsuit
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court’s decision. On October 20, 2017, that petition was denied by the court. The company is considering all its options. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company’s consolidated financial statements include no anticipated recovery from the lawsuit.

Other
The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.
The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.
Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.
Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.
Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to September 30, 2017
Divestiture of First Capital Insurance Limited

On August 23, 2017 the company entered into an agreement with Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan (“Mitsui Sumitomo”) to pursue a global strategic alliance. In connection with the strategic alliance, Mitsui Sumitomo will acquire the company's 97.7% interest in First Capital, with the company retaining a quota share exposure to First Capital’s insurance portfolio. The cash purchase price for the sale of First Capital is $1.6 billion, which would result in a realized net investment gain of approximately $900 after tax. Completion of the sale, anticipated for late 2017 or early 2018, is subject to applicable regulatory approvals. First Capital is included in the Fairfax Asia reporting segment and its major assets and liabilities at September 30, 2017 were as follows:

Assets:
Insurance contract receivables	134.1
Portfolio investments	734.7
Recoverable from reinsurers	481.6
Other assets	167.9
1,518.3
Liabilities:
Accounts payable and accrued liabilities	161.6
Insurance contract liabilities	731.1
Other liabilities	68.8
961.5

Nine months ended September 30, 2017
Acquisition of Allied World Assurance Holdings AG
On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World AG") for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation (“AIMCo”), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together “the co-investors”) invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World Assurance Company Holdings, GmbH ("Allied World") became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors will have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the next seven years. Allied World is a global property, casualty and specialty insurer and reinsurer.
Issuance of common shares at Quess
On August 18, 2017 Quess Corp Limited ("Quess") raised $132.2 (8.5 billion Indian rupees) in net proceeds following the completion of a private placement of common shares with institutional investors. As the company did not participate in the private placement, its indirect ownership of Quess was reduced from 42.1% to 38.7%. Quess is a provider of specialized human resources services.
Additional investment in Grivalia Properties REIC
On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the purchase of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0). Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value, recorded a net realized gain of $51.3 and commenced consolidating Grivalia Properties in the Other reporting segment. Pursuant to Greek securities law, the company then made a tender offer for all remaining outstanding shares of Grivalia Properties which expired on September 6, 2017, resulting in the company increasing its equity interest by 0.1% to 52.7% for cash consideration of $0.6 (€0.5).Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.
Acquisition of certain American International Group, Inc. operations in Latin America and Central and Eastern Europe
On October 18, 2016 the company agreed to acquire from American International Group, Inc. ("AIG") insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia, for total consideration of approximately $240. The company has completed the acquisition of the business and renewal rights of the insurance operations of AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Turkey (on May 2, 2017 and sold to Gulf Insurance on the same day), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective October 31, 2017). The company has completed the acquisition of the insurance operations of AIG in Chile and Colombia (effective from July 31, 2017) and Argentina (effective from September 30, 2017) and continues to work through the legal, regulatory and operational requirements to complete the acquisitions of the insurance operations of AIG in Uruguay and Venezuela. Through an ongoing partnership, the company will provide claims handling and runoff management services to AIG in the European countries where business operations are acquired.

Merger of Fairchem Speciality Limited and Privi Organics Limited
On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. Fairfax India, which had acquired a 44.9% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem. Subsequent to the merger, the assets and liabilities and results of operations of Fairchem were consolidated in the Other reporting segment.
Investment in Fairfax Africa Holdings Corporation
On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. The assets and liabilities and results of operations of Fairfax Africa were consolidated in the Other reporting segment.
Acquisition of Saurashtra Freight Private Limited
On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat. The assets and liabilities and results of operations of Saurashtra Freight were consolidated in the Other reporting segment.
Investment in Mosaic Capital Corporation
On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic warrants"). Pursuant to IFRS, the company’s investment in Mosaic warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital. Consequently, the assets and liabilities and results of operations of Mosaic Capital were consolidated in the Other reporting segment. Mosaic Capital is a Canadian investment company that owns a portfolio of established businesses in the infrastructure, printing, oil and gas services, technology, manufacturing and real estate industries.

Additional Investment in Fairfax India Holdings Corporation
On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the aforementioned private placement and public offering.
The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates. Provisionally recorded amounts primarily include intangible assets, deferred income taxes, goodwill and the excess of fair value of net assets acquired over purchase consideration.

	Allied World		Grivalia Properties
Acquisition date	July 6, 2017		July 4, 2017
Percentage of common shares acquired	94.6%		52.6%
Assets:
Insurance contract receivables	1,212.5		—
Portfolio investments	8,568.7	(1)	139.1	(3)
Recoverable from reinsurers	2,363.6		—
Deferred income taxes	—		0.3
Goodwill and intangible assets	1,695.0	(2)	—
Other assets	223.5		1,020.4
	14,063.3		1,159.8
Liabilities:
Accounts payable and accrued liabilities	300.7		25.3
Income taxes payable	3.4		4.2
Deferred income taxes	84.3		—
Funds withheld payable to reinsurers	193.5		—
Insurance contract liabilities	8,467.7		—
Borrowings	860.5		137.6
	9,910.1		167.1
Non-controlling interests	175.3		470.5
Purchase consideration	3,977.9		519.7
	14,063.3		1,157.3
Excess of fair value of net assets acquired over purchase consideration	—		2.5

(1)	Included $1,195.4 of subsidiary cash and cash equivalents, of which $4.8 was restricted.

(2)	Comprised of goodwill of $906.0 and intangible assets of $789.0 (primarily broker relationships of $574.0, Lloyd's participation rights of $87.0 and brand name of $71.0).

(3)	Included $26.3 of subsidiary cash and cash equivalents.

Allied World contributed revenue of $550.9 and a net loss of $378.0 to the company's consolidated financial results for the nine months ended September 30, 2017. Had Allied World been acquired on January 1, 2017, the company's pro-forma consolidated revenue and net earnings would have been $12,193.1 and $909.6 for the nine months ended September 30, 2017.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2017 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2016, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2017 compared to December 31, 2016. While the acquisition of Allied World was significant, the company has determined that Allied World’s exposure to underwriting risk and its framework to monitor, evaluate and manage underwriting risk are consistent with those of Fairfax.

Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first nine months of 2017 the company's holdings in debt instruments rated AAA/Aaa, A/A and BBB/Baa increased primarily due to the consolidation of Allied World's bond portfolio. The decrease in debt instruments rated AA/Aa was primarily due to net sales of long dated U.S. state and municipal bonds (net proceeds of $2,096.0), partially offset by the consolidation of Allied World's bond portfolio. The increase in holdings of debt instruments rated lower than B/B or unrated was primarily due to the company's investment in certain private placement corporate debt issues. There were no significant changes to the framework used to monitor, evaluate and manage credit risk at September 30, 2017 compared to December 31, 2016.

	September 30, 2017			December 31, 2016
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	3,026.9	2,963.1	24.9	2,042.0	1,915.8	18.8
AA/Aa	2,384.6	2,681.8	22.5	3,669.1	4,383.3	43.1
A/A	1,113.7	1,118.5	9.4	649.3	728.5	7.2
BBB/Baa	1,823.2	1,995.3	16.8	910.4	1,024.0	10.1
BB/Ba	157.5	160.7	1.4	98.5	117.6	1.2
B/B	506.5	495.0	4.1	339.0	261.6	2.5
Lower than B/B and unrated	2,384.5	2,482.8	20.9	1,808.8	1,736.7	17.1
Total	11,396.9	11,897.2	100.0	9,517.1	10,167.5	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to counterparty risk assuming all derivative contract counterparties are simultaneously in default:

	September 30, 2017	December 31, 2016
Total derivative assets(1)	180.8	196.4
Impact of net settlement arrangements	(47.6)	(53.8)
Fair value of collateral deposited for the benefit of the company(2)	(83.3)	(54.0)
Excess collateral pledged by the company in favour of counterparties	0.8	12.2
Initial margin not held in segregated third party custodian accounts	7.4	5.0
Net derivative counterparty exposure after net settlement and collateral arrangements	58.1	105.8

(1)	Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)	Excludes $2.1 (December 31, 2016 - $8.7) of excess collateral pledged by counterparties.
The fair value of the collateral deposited for the benefit of the company at September 30, 2017 consisted of cash of $10.7 and government securities of $74.7 (December 31, 2016 - $8.3 and $54.4). The company had not exercised its right to sell or repledge collateral at September 30, 2017.

Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at September 30, 2017 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at September 30, 2017 compared to December 31, 2016.
The holding company's remaining known significant commitments for 2017 consist of payments of interest, corporate overhead expenses, preferred share dividends, income taxes, purchase consideration payable (included in holding company borrowings), the purchase prices related to the acquisitions of certain AIG operations in Latin America, and potential cash outflows related to derivative contracts (described below).

During the third quarter and first nine months of 2017 the holding company paid net cash of $38.3 and $84.4 (2016 - paid net cash of $54.6 and $74.2) and the insurance and reinsurance subsidiaries paid net cash of $58.5 and $293.4 (2016 - paid net cash of $440.8 and $452.1) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Market Risk
Market risk, comprised of interest rate risk, foreign currency risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased during the first nine months of 2017 reflecting the consolidation of Allied World's bond portfolio, partially offset by net sales of long dated U.S. state and municipal bonds (net proceeds of $2,096.0). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2017 compared to December 31, 2016.

	September 30, 2017			December 31, 2016
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	11,323.0	(453.1)	(4.8)	9,758.6	(295.1)	(4.0)
100 basis point increase	11,606.5	(229.2)	(2.4)	9,962.2	(148.2)	(2.0)
No change	11,897.2	—	—	10,167.5	—	—
100 basis point decrease	12,202.4	243.5	2.6	10,338.3	124.6	1.7
200 basis point decrease	12,519.4	496.1	5.2	10,480.2	228.6	3.1

(1)	Includes the impact of U.S. treasury bond forward contracts.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's exposure to equity price risk through its equity and equity-related holdings increased at September 30, 2017 compared to December 31, 2016 as described below.
The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at September 30, 2017 and December 31, 2016 and results of operations for the quarters and nine months ended September 30, 2017 and 2016:

	September 30, 2017		December 31, 2016		Quarter ended September 30, 2017	Quarter ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	5,625.2	5,625.2	4,181.4	4,181.4	92.2	230.3	508.1	(259.1)
Preferred stocks – convertible	67.8	67.8	9.1	9.1	(0.5)	10.7	(1.1)	(0.1)
Bonds – convertible	859.2	859.2	638.2	638.2	64.7	38.5	210.4	(19.5)
Investments in associates(2)	3,495.0	2,913.6	1,752.5	1,693.0	51.3	—	51.3	—
Derivatives and other invested assets:
Equity total return swaps – long positions	394.4	29.2	213.1	4.3	20.2	5.8	(8.4)	20.3
Equity warrants and call options(4)	58.8	58.8	19.3	19.3	12.9	—	25.8	(0.2)
Total equity and equity related holdings	10,500.4	9,553.8	6,813.6	6,545.3	240.8	285.3	786.1	(258.6)

Equity hedges and short equity exposures(3):
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,756.0)	(45.8)	(1,623.0)	(67.7)	(44.6)	(85.3)	(313.3)	(109.0)
Equity index total return swaps – short positions	(54.2)	(2.1)	(43.3)	0.6	(9.9)	(435.7)	(10.9)	(717.1)
Equity index put options(4)	—	—	—	—	—	(3.8)	—	(12.0)
Equity index call options(4)	—	—	—	—	—	(7.5)	—	(7.5)
	(1,810.2)	(47.9)	(1,666.3)	(67.1)	(54.5)	(532.3)	(324.2)	(845.6)

Net equity exposures and financial effects	8,690.2		5,147.3		186.3	(247.0)	461.9	(1,104.2)

(1)
The company excludes other funds with a carrying value of $127.4 at September 30, 2017 (December 31, 2016 - $157.1) that are invested principally in fixed income securities when measuring its equity and equity-related exposure.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings (see note 6 for details).

(3)
The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 as described in notes 5, 7 and 24 in the company's annual consolidated financial statements for the year ended December 31, 2016.

(4)	The company does not consider the notional amounts of the S&P 500 call options and put options in its assessment of its net equity exposures if they are out-of-the-money.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at September 30, 2017 compared to December 31, 2016.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2017, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $23,828.6 compared to $16,587.7 at December 31, 2016.

The company manages its capital based on the following financial measurements and ratios:

	September 30, 2017	December 31, 2016
Holding company cash and investments (net of short sale and derivative obligations)	1,423.2	1,329.4

Borrowings – holding company	3,596.1	3,472.5
Borrowings – insurance and reinsurance companies	1,307.0	435.5
Borrowings – non-insurance companies	1,512.4	859.6
Total debt	6,415.5	4,767.6

Net debt(1)	4,992.3	3,438.2

Common shareholders’ equity	11,608.9	8,484.6
Preferred stock	1,335.5	1,335.5
Non-controlling interests	4,468.7	2,000.0
Total equity	17,413.1	11,820.1

Net debt/total equity	28.7%	29.1%
Net debt/net total capital(2)	22.3%	22.5%
Total debt/total capital(3)	26.9%	28.7%
Interest coverage(4)	4.4x	n/a
Interest and preferred share dividend distribution coverage(5)	3.7x	n/a

(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

Holding company borrowings at September 30, 2017 increased by $123.6 to $3,596.1 from $3,472.5 at December 31, 2016 primarily reflecting the impact of foreign currency translation on the company's Canadian dollar denominated long term debt, partially offset by the repurchases of $17.8 principal amount of Fairfax senior notes due 2019, 2020 and 2021.
Subsidiary borrowings (comprised of borrowings of the insurance and reinsurance companies and the non-insurance companies) increased from $1,295.1 at December 31, 2016 to $2,819.4 at September 30, 2017 primarily reflecting the consolidation of the borrowings of Allied World ($858.1), Grivalia Properties ($142.2) and Mosaic Capital ($43.3), and increased borrowings at Fairfax India (borrowings on July 11, 2017 of $400.0 on a term loan, partially offset by the repayment on March 31, 2017 of a $225.0 term loan) and Fairfax Africa (borrowings on August 31, 2017 of $150.0 on a term loan).
Common shareholders’ equity increased from $8,484.6 at December 31, 2016 to $11,608.9 at September 30, 2017 primarily reflecting the issuance of 5,075,894 subordinate voting shares pursuant to the acquisition of Allied World ($2,191.6), net earnings attributable to shareholders of Fairfax ($871.1) and other comprehensive income ($276.1, comprised of $165.9 related to net unrealized foreign currency translation gains on foreign operations and $110.2 share of other comprehensive income of associates), partially offset by the payment of dividends on the company's common and preferred shares ($270.5).
Non-controlling interests increased from $2,000.0 at December 31, 2016 to $4,468.7 at September 30, 2017 principally reflecting the consolidation of Allied World ($1,282.5) and Grivalia Properties ($492.8), Fairfax India's secondary public offering in January 2017, Fairfax Africa's initial public offering in February 2017, and the impact of foreign currency translation (principally the strengthening of the Indian rupee and Canadian dollar relative to the U.S. dollar), partially offset by the net loss attributable to non-controlling interests ($113.0) and dividends paid to non-controlling interests (principally the dividend paid by Brit to OMERS).
The changes in holding company borrowings, subsidiary borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio slightly decreased from 22.5% at December 31, 2016 to 22.3% at September 30, 2017 primarily as a result of increased net total capital, partially offset by increased net debt. The increase in net debt was primarily due to increased subsidiary borrowings. The increase in net total capital was primarily due to increases in common shareholders' equity (as described in the preceding paragraph), non-controlling interests and net debt. The consolidated total debt/total capital ratio decreased from 28.7% at December 31, 2016 to 26.9% at September 30, 2017 primarily as a result of increased total capital (reflecting increases in common shareholders' equity and non-controlling interests), partially offset by increased total debt.

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. During the third quarter of 2017 the company commenced consolidating Allied World as a separate reporting segment, Fairfax Latin America within the Insurance and Reinsurance - Other reporting segment and Grivalia Properties within the Other reporting segment (see note 15). During the first nine months of 2017 the company commenced consolidating Fairfax Africa, Mosaic Capital, Fairchem (subsequent to its merger with Privi Organics) and Saurashtra Freight, all of which were included in the Other reporting segment (see notes 10 and 15). There were no other significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2017 compared to December 31, 2016.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	309.3	734.9	544.1	177.6	489.7	756.4	170.8	294.2	3,477.0	—	—	—	—	3,477.0
Intercompany	1.5	21.7	13.0	—	(1.0)	—	3.1	22.6	60.9	—	—	—	(60.9)	—
	310.8	756.6	557.1	177.6	488.7	756.4	173.9	316.8	3,537.9	—	—	—	(60.9)	3,477.0
Net premiums written	256.9	662.3	477.0	174.9	385.3	540.8	71.7	210.6	2,779.5	(0.3)	—	—	—	2,779.2
Net premiums earned
External	273.2	628.5	465.4	212.2	384.1	513.6	91.2	188.0	2,756.2	3.5	—	—	—	2,759.7
Intercompany	(0.7)	8.7	3.0	(0.7)	(2.9)	(7.6)	(7.7)	7.9	—	—	—	—	—	—
	272.5	637.2	468.4	211.5	381.2	506.0	83.5	195.9	2,756.2	3.5	—	—	—	2,759.7
Underwriting expenses(2)	(270.4)	(805.0)	(486.1)	(177.9)	(603.4)	(921.8)	(68.4)	(256.2)	(3,589.2)	(30.1)	—	—	—	(3,619.3)
Underwriting profit (loss)	2.1	(167.8)	(17.7)	33.6	(222.2)	(415.8)	15.1	(60.3)	(833.0)	(26.6)	—	—	—	(859.6)
Interest income	15.1	31.3	12.6	6.5	11.6	37.0	8.2	11.1	133.4	8.1	9.6	(3.9)	—	147.2
Dividends	1.2	1.9	0.3	0.9	0.8	0.5	1.1	2.1	8.8	0.7	2.9	0.3	—	12.7
Investment expenses	(2.9)	(6.9)	(4.7)	(1.8)	(3.1)	(4.1)	(1.2)	(3.0)	(27.7)	(3.0)	16.5	(1.0)	6.8	(8.4)
Interest and dividends	13.4	26.3	8.2	5.6	9.3	33.4	8.1	10.2	114.5	5.8	29.0	(4.6)	6.8	151.5
Share of profit (loss) of associates	(0.3)	7.3	3.9	2.5	7.1	1.1	14.1	2.4	38.1	5.4	16.1	(4.5)	—	55.1
Other
Revenue	—	—	—	—	—	—	—	—	—	—	840.5	—	—	840.5
Expenses	—	—	—	—	—	—	—	—	—	—	(784.0)	—	—	(784.0)
	—	—	—	—	—	—	—	—	—	—	56.5	—	—	56.5
Operating income (loss)	15.2	(134.2)	(5.6)	41.7	(205.8)	(381.3)	37.3	(47.7)	(680.4)	(15.4)	101.6	(9.1)	6.8	(596.5)
Net gains (losses) on investments	(12.9)	104.2	72.9	1.7	11.9	10.4	942.2	20.7	1,151.1	16.9	10.2	(77.7)	—	1,100.5
Interest expense	—	(0.8)	(0.4)	(0.8)	(3.1)	(7.6)	—	(1.3)	(14.0)	—	(21.3)	(61.0)	—	(96.3)
Corporate overhead and other	(1.6)	(4.3)	(6.3)	(2.0)	(2.3)	(12.9)	1.7	(6.4)	(34.1)	—	—	(23.4)	(6.8)	(64.3)
Pre-tax income (loss)	0.7	(35.1)	60.6	40.6	(199.3)	(391.4)	981.2	(34.7)	422.6	1.5	90.5	(171.2)	—	343.4
Income taxes														26.8
Net earnings														370.2

Attributable to:
Shareholders of Fairfax														476.9
Non-controlling interests														(106.7)
														370.2

(1)	Allied World was acquired on July 6, 2017.

(2)
Underwriting expenses for the quarter ended September 30, 2017 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	208.5	660.3	325.4	118.3	448.7	780.8	64.8	186.5	2,793.3
Commissions	45.7	125.8	73.9	21.7	108.7	7.0	(8.1)	37.2	411.9
Premium acquisition costs and other underwriting expenses	47.4	61.6	89.8	53.8	46.0	111.9	18.0	43.1	471.6
Underwriting expenses - accident year	301.6	847.7	489.1	193.8	603.4	899.7	74.7	266.8	3,676.8
Net (favourable) adverse claims reserve development	(31.2)	(42.7)	(3.0)	(15.9)	—	22.1	(6.3)	(10.6)	(87.6)
Underwriting expenses - calendar year	270.4	805.0	486.1	177.9	603.4	921.8	68.4	256.2	3,589.2

Quarter ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	280.4	554.5	526.7	183.1	485.9	147.7	147.7	2,326.0	—	—	—	—	2,326.0
Intercompany	0.2	6.7	13.5	—	3.2	0.2	21.4	45.2	—	—	—	(45.2)	—
	280.6	561.2	540.2	183.1	489.1	147.9	169.1	2,371.2	—	—	—	(45.2)	2,326.0
Net premiums written	228.2	499.0	473.7	180.4	404.8	62.7	116.6	1,965.4	(0.1)	—	—	—	1,965.3
Net premiums earned
External	241.4	558.7	453.8	212.2	353.5	82.5	98.7	2,000.8	(0.1)	—	—	—	2,000.7
Intercompany	(1.9)	(1.7)	2.1	(0.5)	1.5	(13.1)	13.6	—	—	—	—	—	—
	239.5	557.0	455.9	211.7	355.0	69.4	112.3	2,000.8	(0.1)	—	—	—	2,000.7
Underwriting expenses(1)	(215.1)	(498.5)	(449.0)	(160.0)	(343.2)	(57.5)	(103.0)	(1,826.3)	(25.5)	—	—	—	(1,851.8)
Underwriting profit (loss)	24.4	58.5	6.9	51.7	11.8	11.9	9.3	174.5	(25.6)	—	—	—	148.9
Interest income	11.7	27.7	13.3	5.4	17.9	6.2	7.8	90.0	11.2	4.5	(8.5)	—	97.2
Dividends	1.0	4.7	0.7	0.8	0.1	1.2	0.6	9.1	1.4	2.4	(0.3)	—	12.6
Investment expenses	(3.0)	(6.4)	(3.0)	(1.8)	(3.0)	(0.8)	(1.7)	(19.7)	(2.8)	(10.5)	(0.4)	28.5	(4.9)
Interest and dividends	9.7	26.0	11.0	4.4	15.0	6.6	6.7	79.4	9.8	(3.6)	(9.2)	28.5	104.9
Share of profit (loss) of associates	2.8	3.9	3.2	2.7	2.7	13.6	1.8	30.7	3.5	5.0	(7.5)	—	31.7
Other
Revenue	—	—	—	—	—	—	—	—	—	493.6	—	—	493.6
Expenses	—	—	—	—	—	—	—	—	—	(473.2)	—	—	(473.2)
	—	—	—	—	—	—	—	—	—	20.4	—	—	20.4
Operating income (loss)	36.9	88.4	21.1	58.8	29.5	32.1	17.8	284.6	(12.3)	21.8	(16.7)	28.5	305.9
Net gains (losses) on investments	3.7	(60.6)	(52.2)	(33.0)	12.9	7.2	(21.2)	(143.2)	(23.5)	21.6	(54.4)	—	(199.5)
Interest expense	—	(0.8)	(0.4)	(0.8)	(3.4)	—	(1.2)	(6.6)	—	(6.7)	(47.3)	—	(60.6)
Corporate overhead and other	(1.6)	(12.3)	(5.0)	(2.2)	(2.3)	(0.1)	0.1	(23.4)	—	—	8.6	(28.5)	(43.3)
Pre-tax income (loss)	39.0	14.7	(36.5)	22.8	36.7	39.2	(4.5)	111.4	(35.8)	36.7	(109.8)	—	2.5
Income taxes													30.2
Net earnings													32.7

Attributable to:
Shareholders of Fairfax													1.3
Non-controlling interests													31.4
													32.7

(1)
Underwriting expenses for the quarter ended September 30, 2016 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	174.8	372.7	294.9	117.3	215.1	59.1	69.9	1,303.8
Commissions	38.5	112.7	74.5	21.8	75.2	(12.1)	27.2	337.8
Premium acquisition costs and other underwriting expenses	43.5	58.4	79.6	52.7	53.3	15.2	19.0	321.7
Underwriting expenses - accident year	256.8	543.8	449.0	191.8	343.6	62.2	116.1	1,963.3
Net favourable claims reserve development	(41.7)	(45.3)	—	(31.8)	(0.4)	(4.7)	(13.1)	(137.0)
Underwriting expenses - calendar year	215.1	498.5	449.0	160.0	343.2	57.5	103.0	1,826.3

Nine months ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	863.8	2,076.2	1,592.3	685.6	1,580.1	756.4	520.5	770.6	8,845.5	12.3	—	—	—	8,857.8
Intercompany	4.5	41.4	33.4	—	1.1	—	2.0	64.4	146.8	—	—	—	(146.8)	—
	868.3	2,117.6	1,625.7	685.6	1,581.2	756.4	522.5	835.0	8,992.3	12.3	—	—	(146.8)	8,857.8
Net premiums written	770.2	1,878.1	1,403.3	676.8	1,154.1	540.8	257.9	575.0	7,256.2	11.9	—	—	—	7,268.1
Net premiums earned
External	751.8	1,716.1	1,358.5	601.0	1,123.1	513.6	274.1	519.4	6,857.6	21.5	—	—	—	6,879.1
Intercompany	(2.5)	6.8	18.6	(1.9)	2.0	(7.6)	(29.4)	14.0	—	—	—	—	—	—
	749.3	1,722.9	1,377.1	599.1	1,125.1	506.0	244.7	533.4	6,857.6	21.5	—	—	—	6,879.1
Underwriting expenses(2)	(743.8)	(1,787.0)	(1,388.9)	(507.2)	(1,324.3)	(921.8)	(212.8)	(589.2)	(7,475.0)	(145.5)	—	—	—	(7,620.5)
Underwriting profit (loss)	5.5	(64.1)	(11.8)	91.9	(199.2)	(415.8)	31.9	(55.8)	(617.4)	(124.0)	—	—	—	(741.4)
Interest income	40.8	98.0	38.7	19.8	30.1	37.0	22.2	25.6	312.2	28.2	19.8	(8.8)	—	351.4
Dividends	5.9	13.1	2.9	2.8	2.6	0.5	2.6	10.1	40.5	3.9	6.6	6.3	—	57.3
Investment expenses	(8.2)	(15.3)	(15.7)	(5.3)	(9.8)	(4.1)	(3.9)	(9.1)	(71.4)	(9.7)	(106.0)	(2.3)	167.7	(21.7)
Interest and dividends	38.5	95.8	25.9	17.3	22.9	33.4	20.9	26.6	281.3	22.4	(79.6)	(4.8)	167.7	387.0
Share of profit (loss) of associates	0.2	7.4	1.3	(3.0)	8.3	1.1	29.7	3.8	48.8	6.5	26.9	49.6	—	131.8
Other
Revenue	—	—	—	—	—	—	—	—	—	—	2,218.0	—	—	2,218.0
Expenses	—	—	—	—	—	—	—	—	—	—	(2,073.3)	—	—	(2,073.3)
	—	—	—	—	—	—	—	—	—	—	144.7	—	—	144.7
Operating income (loss)	44.2	39.1	15.4	106.2	(168.0)	(381.3)	82.5	(25.4)	(287.3)	(95.1)	92.0	44.8	167.7	(77.9)
Net gains (losses) on investments	33.7	173.1	2.4	19.5	68.8	10.4	962.7	48.1	1,318.7	78.8	6.8	(117.1)	—	1,287.2
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	—	—	—	(2.6)	—	(2.6)
Interest expense	—	(2.4)	(1.3)	(2.5)	(9.1)	(7.6)	—	(3.6)	(26.5)	—	(43.4)	(166.0)	—	(235.9)
Corporate overhead and other	(5.8)	(18.5)	(16.1)	(6.1)	(6.9)	(12.9)	(2.0)	(10.8)	(79.1)	—	—	76.1	(167.7)	(170.7)
Pre-tax income (loss)	72.1	191.3	0.4	117.1	(115.2)	(391.4)	1,043.2	8.3	925.8	(16.3)	55.4	(164.8)	—	800.1
Income taxes														(42.0)
Net earnings														758.1

Attributable to:
Shareholders of Fairfax														871.1
Non-controlling interests														(113.0)
														758.1

(1)	Allied World was acquired on July 6, 2017.

(2)
Underwriting expenses for the nine months ended September 30, 2017 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	551.2	1,363.0	912.7	348.4	859.3	780.8	195.4	406.9	5,417.7
Commissions	126.6	351.9	216.5	62.0	312.1	7.0	(3.9)	111.2	1,183.4
Premium acquisition costs and other underwriting expenses	131.2	182.1	266.3	158.5	160.8	111.9	52.9	109.1	1,172.8
Underwriting expenses - accident year	809.0	1,897.0	1,395.5	568.9	1,332.2	899.7	244.4	627.2	7,773.9
Net (favourable) adverse claims reserve development	(65.2)	(110.0)	(6.6)	(61.7)	(7.9)	22.1	(31.6)	(38.0)	(298.9)
Underwriting expenses - calendar year	743.8	1,787.0	1,388.9	507.2	1,324.3	921.8	212.8	589.2	7,475.0

Nine months ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	782.7	1,826.3	1,526.5	680.9	1,509.4	485.0	406.9	7,217.7	72.5	—	—	—	7,290.2
Intercompany	0.7	19.1	23.7	—	10.3	7.6	64.6	126.0	—	—	—	(126.0)	—
	783.4	1,845.4	1,550.2	680.9	1,519.7	492.6	471.5	7,343.7	72.5	—	—	(126.0)	7,290.2
Net premiums written	691.4	1,613.6	1,364.1	671.4	1,162.4	214.5	345.6	6,063.0	70.8	—	—	—	6,133.8
Net premiums earned
External	681.3	1,558.2	1,299.9	597.6	1,042.6	237.7	290.7	5,708.0	70.8	—	—	—	5,778.8
Intercompany	(5.7)	(5.4)	12.4	(1.5)	3.9	(39.2)	35.5	—	—	—	—	—	—
	675.6	1,552.8	1,312.3	596.1	1,046.5	198.5	326.2	5,708.0	70.8	—	—	—	5,778.8
Underwriting expenses(1)	(648.3)	(1,419.9)	(1,289.3)	(481.5)	(1,020.6)	(161.6)	(308.3)	(5,329.5)	(139.1)	—	—	—	(5,468.6)
Underwriting profit (loss)	27.3	132.9	23.0	114.6	25.9	36.9	17.9	378.5	(68.3)	—	—	—	310.2
Interest income	39.1	118.6	56.5	24.0	55.7	18.4	25.8	338.1	44.4	16.8	(9.2)	—	390.1
Dividends	6.4	15.9	4.1	2.8	1.0	3.1	1.7	35.0	5.5	5.9	(0.2)	—	46.2
Investment expenses	(8.9)	(18.2)	(9.3)	(5.6)	(9.5)	(2.2)	(5.9)	(59.6)	(10.1)	(15.6)	(1.5)	69.4	(17.4)
Interest and dividends	36.6	116.3	51.3	21.2	47.2	19.3	21.6	313.5	39.8	7.1	(10.9)	69.4	418.9
Share of profit (loss) of associates	6.2	18.8	(1.2)	(4.2)	1.1	25.5	2.4	48.6	0.1	8.8	(0.7)	—	56.8
Other
Revenue	—	—	—	—	—	—	—	—	—	1,400.3	—	—	1,400.3
Expenses	—	—	—	—	—	—	—	—	—	(1,340.2)	—	—	(1,340.2)
	—	—	—	—	—	—	—	—	—	60.1	—	—	60.1
Operating income (loss)	70.1	268.0	73.1	131.6	74.2	81.7	41.9	740.6	(28.4)	76.0	(11.6)	69.4	846.0
Net gains (losses) on investments	(62.3)	(29.9)	94.1	(75.6)	190.4	(15.9)	(28.8)	72.0	(44.5)	25.9	(183.3)	—	(129.9)
Interest expense	—	(2.1)	(1.2)	(2.5)	(11.2)	—	(3.1)	(20.1)	—	(17.1)	(138.3)	—	(175.5)
Corporate overhead and other	(4.9)	(25.9)	(14.8)	(6.3)	(6.9)	(0.1)	—	(58.9)	—	—	(1.7)	(69.4)	(130.0)
Pre-tax income (loss)	2.9	210.1	151.2	47.2	246.5	65.7	10.0	733.6	(72.9)	84.8	(334.9)	—	410.6
Income taxes													(101.1)
Net earnings													309.5

Attributable to:
Shareholders of Fairfax													189.0
Non-controlling interests													120.5
													309.5

(1)
Underwriting expenses for the nine months ended September 30, 2016 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	491.1	1,075.0	841.1	346.9	659.5	166.2	211.9	3,791.7
Commissions	111.7	319.9	207.2	60.5	223.6	(11.7)	74.2	985.4
Premium acquisition costs and other underwriting expenses	124.6	173.2	241.0	150.3	160.1	41.8	58.7	949.7
Underwriting expenses - accident year	727.4	1,568.1	1,289.3	557.7	1,043.2	196.3	344.8	5,726.8
Net favourable claims reserve development	(79.1)	(148.2)	—	(76.2)	(22.6)	(34.7)	(36.5)	(397.3)
Underwriting expenses - calendar year	648.3	1,419.9	1,289.3	481.5	1,020.6	161.6	308.3	5,329.5

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2017	2016	2017	2016
Losses and loss adjustment expenses	2,641.8	1,106.1	4,983.1	3,276.0
Wages and salaries	416.6	303.8	1,121.9	888.8
Other reporting segment cost of sales	480.6	260.1	1,240.6	731.8
Employee benefits	88.9	62.5	234.7	199.2
Depreciation, amortization and impairment charges	82.6	47.2	196.8	148.3
Operating lease costs	57.5	37.8	160.9	109.6
Audit, legal and tax professional fees	53.6	30.6	130.8	87.1
Premium taxes	50.1	27.7	104.6	74.5
Information technology costs	37.4	24.4	95.4	78.9
Share-based payments to directors and employees	17.4	13.2	46.4	40.8
Other reporting segment marketing costs	16.8	8.7	47.7	28.1
Restructuring costs	11.0	0.5	17.4	2.4
Loss on repurchase of long term debt (note 10)	—	—	2.6	—
Administrative expense and other	102.2	107.9	295.0	286.2
	4,056.5	2,030.5	8,677.9	5,951.7

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	September 30, 2017	December 31, 2016
Holding company cash and investments:
Cash and balances with banks	94.0	131.9
Treasury bills and other eligible bills	153.0	401.3
	247.0	533.2
Holding company cash and investments for short sale and derivative obligations:
Treasury bills and other eligible bills	22.3	—

Subsidiary cash and short term investments:
Cash and balances with banks	2,474.8	1,668.2
Treasury bills and other eligible bills	6,040.4	2,275.2
	8,515.2	3,943.4
Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	0.4	—

Fairfax India:
Cash and balances with banks	46.0	44.5
Treasury bills and other eligible bills	27.5	128.7
	73.5	173.2
Fairfax Africa:
Cash and balances with banks	20.8	—
Treasury bills and other eligible bills	344.9	—
	365.7	—

Cash and cash equivalents included in the consolidated balance sheets	9,224.1	4,649.8

Less: Cash and cash equivalents - restricted(1)
Holding company cash and cash equivalents - restricted:
Cash and balances with banks	2.3	2.8
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	733.2	180.8
Treasury bills and other eligible bills	360.4	247.1
	1,095.9	430.7

Cash and cash equivalents included in the consolidated statements of cash flows	8,128.2	4,219.1

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 were as follows:

	Third quarter		First nine months
	2017	2016	2017	2016
(a) Net (purchases) sales of investments classified as FVTPL
Short term investments	(70.9)	(303.2)	(195.9)	854.1
Bonds	2,075.3	486.9	4,245.2	(1,054.5)
Preferred stocks	(153.8)	(1.7)	(224.8)	(69.1)
Common stocks	251.7	24.0	484.7	76.3
Derivatives and short sales	(105.5)	(500.2)	(592.0)	(545.4)
	1,996.8	(294.2)	3,717.2	(738.6)

(b) Net interest and dividends received
Interest and dividends received	111.0	207.3	425.6	595.0
Interest paid	(60.4)	(31.2)	(171.4)	(134.7)
	50.6	176.1	254.2	460.3

(c) Net income taxes paid	(23.2)	(52.7)	(54.2)	(237.5)

20.	Related Party Transactions
During the third quarter of 2017 the company entered into an investment management contract on normal commercial terms with Lissom Investment Management Inc. (“Lissom”), an investment management firm, pursuant to which Lissom would manage up to $50.0 for operating companies within the Fairfax group. Benjamin Watsa, a member of the company’s board of directors and the son of Prem Watsa, the company’s Chairman and CEO and effectively controlling shareholder, is the portfolio manager for Lissom responsible on this contract.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of November 2, 2017)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and nine months ended September 30, 2017, and the notes to the MD&A contained in the company's 2016 Annual Report.

(2)
The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned. Net premiums written represents gross premiums written less amounts ceded to reinsurers.

(3)
The combined ratio is the traditional measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information contained within the company's consolidated financial statements and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry. These ratios do not have any standardized meanings under IFRS and may not be comparable to similar measures presented by other companies.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
In this MD&A the measures "pre-tax income before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are each shown separately to present more meaningfully the results of the company's investment management strategies. The sum of "net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(6)
Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders. All of these ratios are calculated from information contained within the company's consolidated financial statements.

(7)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and Divestitures
For a full description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the three and nine months ended September 30, 2017 and 2016 are shown in the table that follows.

	Third quarter		First nine months
	2017	2016	2017	2016
Net premiums earned - Insurance and Reinsurance
Northbridge	272.5	239.5	749.3	675.6
OdysseyRe	637.2	557.0	1,722.9	1,552.8
Crum & Forster	468.4	455.9	1,377.1	1,312.3
Zenith National	211.5	211.7	599.1	596.1
Brit	381.2	355.0	1,125.1	1,046.5
Allied World(1)	506.0	—	506.0	—
Fairfax Asia	83.5	69.4	244.7	198.5
Other	195.9	112.3	533.4	326.2
	2,756.2	2,000.8	6,857.6	5,708.0
Runoff	3.5	(0.1)	21.5	70.8
	2,759.7	2,000.7	6,879.1	5,778.8
Interest and dividends	151.5	104.9	387.0	418.9
Share of profit of associates	55.1	31.7	131.8	56.8
Net gains (losses) on investments	1,100.5	(199.5)	1,287.2	(129.9)
Other(2)	840.5	493.6	2,218.0	1,400.3
	4,907.3	2,431.4	10,903.1	7,524.9

(1)	Allied World was acquired on July 6, 2017.

(2)
Represents revenue earned by the Other reporting segment, which primarily comprises the revenue earned by William Ashley, Sporting Life, Praktiker, The Keg, Thomas Cook India and its subsidiaries Quess and Sterling Resorts, Pethealth, Cara and its subsidiaries St-Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), Boat Rocker, Golf Town (acquired on October 31, 2016), Mosaic Capital (consolidated on January 26, 2017), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics (acquired on August 26, 2016)) and Saurashtra Freight (acquired on February 14, 2017).

Revenue of $4,907.3 and $10,903.1 in the third quarter and first nine months of 2017 increased from $2,431.4 and $7,524.9 in the third quarter and first nine months of 2016 principally as a result of increased net gains on investments, higher net premiums earned (including the consolidation of the net premiums earned of Allied World) and higher other revenue. An analysis of interest and dividend income, share of profit of associates and net gains on investments for the third quarters and first nine months ended September 30, 2017 and 2016 is provided in the Investments section of this MD&A.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the third quarter of 2017 reflected the consolidation of the net premiums earned of Allied World ($506.0), increases at Insurance and Reinsurance – Other ($83.6, 74.4% inclusive of the consolidation of the $62.9, $8.5 and $8.6 of net premiums earned by Bryte Insurance, the AIG branches in Central and Eastern Europe and Fairfax Latin America respectively), OdysseyRe ($80.2, 14.4%), Northbridge ($33.0, 13.8% including the favourable effect of foreign currency translation), Brit ($26.2, 7.4%), Fairfax Asia ($14.1, 20.3% inclusive of the consolidation of $10.2 and $3.1 of the net premiums earned by AMAG and Fairfirst Insurance) and Crum & Forster ($12.5, 2.7%), partially offset by a modest decrease at Zenith National ($0.2, 0.1%).
The increase in net premiums earned by the company’s insurance and reinsurance operations in the first nine months of 2017 reflected the consolidation of the net premiums earned of Allied World ($506.0), increases at Insurance and Reinsurance – Other ($207.2, 63.5% inclusive of the consolidation of the $175.2, $11.1 and $8.6 of net premiums earned by Bryte Insurance, the AIG branches in Central and Eastern Europe and Fairfax Latin America respectively), OdysseyRe ($170.1, 11.0%), Brit ($78.6, 7.5%), Northbridge ($73.7, 10.9% including the favourable effect of foreign currency translation), Crum & Forster ($64.8, 4.9%), Fairfax Asia ($46.2, 23.3% inclusive of the consolidation of $34.2 and $9.5 of the net premiums earned by AMAG and Fairfirst Insurance) and Zenith National ($3.0, 0.5%). Net premiums earned at Runoff in the first nine months of 2017 and 2016 principally reflected the impact of the second quarter 2016 construction defect reinsurance transaction.
The increase in other revenue from $493.6 and $1,400.3 in the third quarter and first nine months of 2016 to $840.5 and $2,218.0 in the third quarter and first nine months of 2017 principally reflected increases at Cara (primarily reflecting the consolidation of St-Hubert and Original Joe's on September 2, 2016 and November 28, 2016), Fairfax India (primarily reflecting the consolidation of Privi Organics and increased business volume at NCML), Thomas Cook India (principally related to Quess) and the impact of the consolidation of Golf Town (acquired on October 31, 2016) and Mosaic Capital (consolidated on January 26, 2017).

In order to better compare the third quarter and first nine months of 2017 to the third quarter and first nine months of 2016, the table which follows presents net premiums written by the company’s insurance and reinsurance operations excluding the impacts of the acquisition of Allied World (acquired July 6, 2017), acquisitions within Insurance and Reinsurance - Other (Bryte Insurance (acquired December 7, 2016), Fairfax Latin America (Chile and Colombia (effective from July 31, 2017) and Argentina (effective from September 30, 2017)) and the AIG branches in Central and Eastern Europe (Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017) and Poland (effective from June 30, 2017)) and Fairfax Asia (AMAG and Fairfirst Insurance acquired October 10, 2016 and October 3, 2016).

	Third quarter			First nine months
Net premiums written	2017	2016	% change year-over-year	2017	2016	% change year-over-year
Northbridge	256.9	228.2	12.6	770.2	691.4	11.4
OdysseyRe	662.3	499.0	32.7	1,878.1	1,613.6	16.4
Crum & Forster	477.0	473.7	0.7	1,403.3	1,364.1	2.9
Zenith National	174.9	180.4	(3.0)	676.8	671.4	0.8
Brit	385.3	404.8	(4.8)	1,154.1	1,162.4	(0.7)
Fairfax Asia	60.1	62.7	(4.1)	214.1	214.5	(0.2)
Other	113.0	116.6	(3.1)	363.3	345.6	5.1
Insurance and reinsurance operations	2,129.5	1,965.4	8.3	6,459.9	6,063.0	6.5

Northbridge’s net premiums written increased by 12.6% and 11.4% in the third quarter and first nine months of 2017. In Canadian dollar terms, Northbridge’s net premiums written increased by 7.9% and 10.2% primarily due to increased renewal and new business writings, and price increases across the group.

OdysseyRe's net premiums written increased by 32.7% and 16.4% in the third quarter and first nine months of 2017, primarily reflecting increases in the U.S. Insurance division (automobile and crop lines), North America division (property reinsurance lines), EuroAsia division (property and crop reinsurance lines) and the London Market division (liability insurance lines).
Crum & Forster's net premiums written increased by 0.7% and 2.9% in the third quarter and first nine months of 2017, primarily reflecting growth in accident and health and commercial transportation lines of business, partially offset by decreases in excess and surplus and marine lines of business.
Zenith National's net premiums written decreased by 3.0% in the third quarter of 2017 and increased by 0.8% in the first nine months of 2017, with the changes primarily reflecting the interaction between increases in exposure and modest price decreases.
Brit's net premiums written decreased by 4.8% and 0.7% in the third quarter and first nine months of 2017, principally reflecting the impact of additional reinsurance purchased, reductions in non-core lines of business through active portfolio management, modest price decreases in certain lines of business and the unfavourable impact of foreign currency translation, partially offset by increased contribution from initiatives launched in recent years and measured growth in core lines of business.
Net premiums written by the Fairfax Asia reporting segment decreased by 4.1% and 0.2% in the third quarter and first nine months of 2017, principally reflecting lower premium retention, partially offset by increased writings at First Capital and Pacific Insurance. The decrease in the first nine months of 2017 also reflected the impact of an intercompany loss portfolio transfer in the first quarter of 2016 of commercial automobile loss reserves ($16.1).

Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 3.1% in the third quarter of 2017 and increased by 5.1% in the first nine months of 2017, principally reflecting the interaction of increases at Advent (primarily related to its property binders and specialty insurance lines of business) and Fairfax Brasil (primarily related to its surety and agricultural insurance lines of business) and the impact of net reinstatement premiums paid related to current period catastrophe losses (Advent) and the purchase of additional reinsurance (Advent and Group Re). The impact of the purchase of additional reinsurance was more pronounced in the third quarter of 2017.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and nine months ended September 30, 2017 and 2016. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Pre-tax income before net gains (losses) on investments, net realized gains (losses) on investments, pre-tax income including net realized gains (losses) on investments, and net change in unrealized gains (losses) on investments are each shown separately to present more meaningfully the results of the company's investment management strategies.

	Third quarter		First nine months
Combined ratios - Insurance and Reinsurance	2017(1)	2016	2017(2)	2016
Northbridge	99.2%	89.8%	99.3%	96.0%
OdysseyRe	126.3%	89.5%	103.7%	91.4%
Crum & Forster	103.8%	98.5%	100.9%	98.3%
Zenith National	84.1%	75.6%	84.7%	80.8%
Brit	158.3%	96.7%	117.7%	97.5%
Allied World(3)	182.2%	—	182.2%	—
Fairfax Asia	82.0%	82.9%	87.0%	81.4%
Other	130.9%	91.6%	110.5%	94.5%
Consolidated	130.2%	91.3%	109.0%	93.4%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	2.1	24.4	5.5	27.3
OdysseyRe	(167.8)	58.5	(64.1)	132.9
Crum & Forster	(17.7)	6.9	(11.8)	23.0
Zenith National	33.6	51.7	91.9	114.6
Brit	(222.2)	11.8	(199.2)	25.9
Allied World(3)	(415.8)	—	(415.8)	—
Fairfax Asia	15.1	11.9	31.9	36.9
Other	(60.3)	9.3	(55.8)	17.9
Underwriting profit (loss)	(833.0)	174.5	(617.4)	378.5
Interest and dividends - insurance and reinsurance	114.5	79.4	281.3	313.5
Share of profit of associates - insurance and reinsurance	38.1	30.7	48.8	48.6
Operating income (loss)	(680.4)	284.6	(287.3)	740.6
Runoff (excluding net gains (losses) on investments)	(15.4)	(12.3)	(95.1)	(28.4)
Other reporting segment	101.6	21.8	92.0	76.0
Interest expense	(96.3)	(60.6)	(235.9)	(175.5)
Corporate overhead and other	(66.6)	(31.5)	39.2	(72.2)
Pre-tax income (loss) before net gains (losses) on investments	(757.1)	202.0	(487.1)	540.5
Net realized gains on investments	999.5	304.7	1,145.6	443.9
Pre-tax income including net realized gains on investments	242.4	506.7	658.5	984.4
Net change in unrealized gains (losses) on investments	101.0	(504.2)	141.6	(573.8)
Pre-tax income	343.4	2.5	800.1	410.6
Income taxes	26.8	30.2	(42.0)	(101.1)
Net earnings	370.2	32.7	758.1	309.5

Attributable to:
Shareholders of Fairfax	476.9	1.3	871.1	189.0
Non-controlling interests	(106.7)	31.4	(113.0)	120.5
	370.2	32.7	758.1	309.5

Net earnings (loss) per share	$16.85	$(0.42)	$34.04	$6.78
Net earnings (loss) per diluted share	$16.42	$(0.42)	$33.13	$6.62
Cash dividends paid per share	$—	$—	$10.00	$10.00

(1)
The combined ratios in the third quarter of 2017 included combined ratio points arising from Hurricanes Harvey, Irma and Maria as follows: 35.0 for OdysseyRe, 5.9 for Crum & Forster, 59.7 for Brit, 76.1 for Allied World, 32.9 for Other - Insurance and reinsurance and 33.6 for Fairfax consolidated.

(2)
The combined ratios in the first nine months of 2017 included combined ratio points arising from Hurricanes Harvey, Irma and Maria as follows: 13.0 for OdysseyRe, 2.1 for Crum & Forster, 20.2 for Brit, 76.1 for Allied World, 12.0 for Other - Insurance and reinsurance and 13.5 for Fairfax consolidated.

(3)	Allied World was acquired on July 6, 2017.

The company's insurance and reinsurance operations produced underwriting losses of $833.0 and $617.4 (combined ratios of 130.2% and 109.0%) in the third quarter and first nine months of 2017 compared to underwriting profits of $174.5 and $378.5 (combined ratios of 91.3% and 93.4%) in the third quarter and first nine months of 2016. The increase in the combined ratios in the third quarter and first nine months of 2017 principally reflected the impact of higher current period catastrophe losses and lower net favourable prior year reserve development. The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2017 and 2016:

	Third quarter		First nine months
	2017	2016	2017	2016
Underwriting profit (loss)	(833.0)	174.5	(617.4)	378.5

Loss & LAE - accident year	101.3%	65.2%	79.0%	66.4%
Commissions	14.9%	16.9%	17.3%	17.3%
Underwriting expense	17.2%	16.0%	17.1%	16.7%
Combined ratio - accident year	133.4%	98.1%	113.4%	100.4%
Net favourable development	(3.2)%	(6.8)%	(4.4)%	(7.0)%
Combined ratio - calendar year	130.2%	91.3%	109.0%	93.4%

Net (favourable) adverse prior year reserve development for the three and nine months ended September 30, 2017 and 2016 was comprised as follows:

	Third quarter		First nine months
Insurance and Reinsurance	2017	2016	2017	2016
Northbridge	(31.2)	(41.7)	(65.2)	(79.1)
OdysseyRe	(42.7)	(45.3)	(110.0)	(148.2)
Crum & Forster	(3.0)	—	(6.6)	—
Zenith National	(15.9)	(31.8)	(61.7)	(76.2)
Brit	—	(0.4)	(7.9)	(22.6)
Allied World	22.1	—	22.1	—
Fairfax Asia	(6.3)	(4.7)	(31.6)	(34.7)
Other	(10.6)	(13.1)	(38.0)	(36.5)
	(87.6)	(137.0)	(298.9)	(397.3)

Current period catastrophe losses for the three and nine months ended September 30, 2017 and 2016 were comprised as follows:

	Third quarter						First nine months
	2017			2016			2017				2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)		Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Maria	276.7	10.0		—	—		276.7		4.0		—	—
Hurricane Irma	403.3	14.6		—	—		403.3		5.9		—	—
Hurricane Harvey	249.5	9.0		—	—		249.5		3.6		—	—
Mexico earthquakes	31.7	1.2		—	—		31.7		0.5		—	—
Fort McMurray wildfires	—	—		3.0	0.1		—	—	—		65.6	1.1
Other	55.7	2.1		55.6	2.8		140.1		2.1		182.2	3.2
	1,016.9	36.9	points	58.6	2.9	points	1,101.3		16.1	points	247.8	4.3	points

(1)	Net of reinstatement premiums.

The commission expense ratio decreased from 16.9% in the third quarter of 2016 to 14.9% in the third quarter of 2017 and remained stable at 17.3% in the first nine months of 2016 and 2017, primarily reflecting the impacts of non-recurring acquisition accounting adjustments at Allied World which reduced net premiums earned and commission expense in the third quarter of 2017, partially offset by the impacts of non-recurring acquisition accounting adjustments at Brit which reduced net premiums earned and commission expense in the third quarter and first nine months of 2016.

The underwriting expense ratio increased from 16.0% and 16.7% in the third quarter and first nine months of 2016 to 17.2% and 17.1% in the third quarter and first nine months of 2017, primarily reflecting increased underwriting expenses at Crum and Foster, Fairfax Asia and Zenith National as described in the following paragraph and the consolidation of Allied World (Allied World's underwriting expense ratio of 22.1% for the period July 6, 2017 to September 30, 2017 was generally higher than Fairfax's other operating companies).

Underwriting expenses in the third quarter and first nine months of 2017 increased by 5.7% and 7.2% (excluding the underwriting expenses of Allied World, Bryte Insurance and Fairfax Latin America of $131.7 and $154.3 in the third quarter and first nine months of 2017), primarily reflecting increases at Crum & Forster (primarily higher personnel costs associated with acquisitions and new business initiatives). The increase in the first nine months of 2017 also reflected increases at Fairfax Asia (primarily reflecting the consolidation of the underwriting expenses of AMAG and Fairfirst Insurance), Zenith National (primarily attributable to ongoing investment in personnel) and OdysseyRe (consistent with the growth in its net premiums earned).

Operating expenses increased from $390.3 and $1,157.8 in the third quarter and first nine months of 2016 to $564.0 and $1,419.6 in the third quarter and first nine months of 2017 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the year-over-year impact of the consolidation of the operating expenses of Allied World, Bryte Insurance and Fairfax Latin America) and increased Fairfax and subsidiary holding companies' corporate overhead.
The increase in other expenses from $473.2 and $1,340.2 in the third quarter and first nine months of 2016 to $784.0 and $2,075.9 in the third quarter and first nine months of 2017 principally reflected increased expenses at Cara (primarily reflecting the consolidation of St-Hubert on September 2, 2016 and Original Joe's on November 28, 2016), Fairfax India (primarily reflecting the consolidation of Privi Organics and increased business volume at NCML), Thomas Cook India (principally related to Quess) and the impact of the consolidation of Golf Town (acquired on October 31, 2016) and Mosaic Capital (consolidated on January 26, 2017).
The company reported net earnings attributable to shareholders of Fairfax of $476.9 (net earnings of $16.85 per basic share and $16.42 per diluted share) in the third quarter of 2017 compared to net earnings attributable to shareholders of Fairfax of $1.3 (net loss of $0.42 per basic and diluted share, reflecting the payment of preferred share dividends which is included in the calculations of basic and diluted earnings per share) in the third quarter of 2016. The company reported net earnings attributable to shareholders of Fairfax of $871.1 (net earnings of $34.04 per basic share and $33.13 per diluted share) in the first nine months of 2017 compared to net earnings attributable to shareholders of Fairfax of $189.0 (net earnings of $6.78 per basic share and $6.62 per diluted share) in the first nine months of 2016. The year-over-year increase in profitability in the third quarter of 2017 primarily reflected increased net gains on investments, increased net losses attributable to non-controlling interests and higher pre-tax earnings of the other reporting segment, partially offset by lower underwriting profit. The year-over-year increase in profitability in the first nine months of 2017 primarily reflected increased net gains on investments and increased net losses attributable to non-controlling interests, partially offset by lower underwriting profit.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the three and nine months ended September 30, 2017 and 2016. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.
Quarter ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	310.8	756.6	557.1	177.6	488.7	756.4	173.9	316.8	3,537.9	—	—	—	(60.9)	3,477.0
Net premiums written	256.9	662.3	477.0	174.9	385.3	540.8	71.7	210.6	2,779.5	(0.3)	—	—	—	2,779.2
Net premiums earned	272.5	637.2	468.4	211.5	381.2	506.0	83.5	195.9	2,756.2	3.5	—	—	—	2,759.7
Underwriting profit (loss)	2.1	(167.8)	(17.7)	33.6	(222.2)	(415.8)	15.1	(60.3)	(833.0)	(26.6)	—	—	—	(859.6)
Interest and dividends	13.4	26.3	8.2	5.6	9.3	33.4	8.1	10.2	114.5	5.8	29.0	(4.6)	6.8	151.5
Share of profit (loss) of associates	(0.3)	7.3	3.9	2.5	7.1	1.1	14.1	2.4	38.1	5.4	16.1	(4.5)	—	55.1
Operating income (loss)	15.2	(134.2)	(5.6)	41.7	(205.8)	(381.3)	37.3	(47.7)	(680.4)	(15.4)	45.1	(9.1)	6.8	(653.0)
Net gains (losses) on investments	(12.9)	104.2	72.9	1.7	11.9	10.4	942.2	20.7	1,151.1	16.9	10.2	(77.7)	—	1,100.5
Other reporting segment	—	—	—	—	—	—	—	—	—	—	56.5	—	—	56.5
Interest expense	—	(0.8)	(0.4)	(0.8)	(3.1)	(7.6)	—	(1.3)	(14.0)	—	(21.3)	(61.0)	—	(96.3)
Corporate overhead and other	(1.6)	(4.3)	(6.3)	(2.0)	(2.3)	(12.9)	1.7	(6.4)	(34.1)	—	—	(23.4)	(6.8)	(64.3)
Pre-tax income (loss)	0.7	(35.1)	60.6	40.6	(199.3)	(391.4)	981.2	(34.7)	422.6	1.5	90.5	(171.2)	—	343.4
Income taxes														26.8
Net earnings														370.2

Attributable to:
Shareholders of Fairfax														476.9
Non-controlling interests														(106.7)
														370.2

(1)	Allied World was acquired on July 6, 2017.

Quarter ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	280.6	561.2	540.2	183.1	489.1	147.9	169.1	2,371.2	—	—	—	(45.2)	2,326.0
Net premiums written	228.2	499.0	473.7	180.4	404.8	62.7	116.6	1,965.4	(0.1)	—	—	—	1,965.3
Net premiums earned	239.5	557.0	455.9	211.7	355.0	69.4	112.3	2,000.8	(0.1)	—	—	—	2,000.7
Underwriting profit (loss)	24.4	58.5	6.9	51.7	11.8	11.9	9.3	174.5	(25.6)	—	—	—	148.9
Interest and dividends	9.7	26.0	11.0	4.4	15.0	6.6	6.7	79.4	9.8	(3.6)	(9.2)	28.5	104.9
Share of profit (loss) of associates	2.8	3.9	3.2	2.7	2.7	13.6	1.8	30.7	3.5	5.0	(7.5)	—	31.7
Operating income (loss)	36.9	88.4	21.1	58.8	29.5	32.1	17.8	284.6	(12.3)	1.4	(16.7)	28.5	285.5
Net gains (losses) on investments	3.7	(60.6)	(52.2)	(33.0)	12.9	7.2	(21.2)	(143.2)	(23.5)	21.6	(54.4)	—	(199.5)
Other reporting segment	—	—	—	—	—	—	—	—	—	20.4	—	—	20.4
Interest expense	—	(0.8)	(0.4)	(0.8)	(3.4)	—	(1.2)	(6.6)	—	(6.7)	(47.3)	—	(60.6)
Corporate overhead and other	(1.6)	(12.3)	(5.0)	(2.2)	(2.3)	(0.1)	0.1	(23.4)	—	—	8.6	(28.5)	(43.3)
Pre-tax income (loss)	39.0	14.7	(36.5)	22.8	36.7	39.2	(4.5)	111.4	(35.8)	36.7	(109.8)	—	2.5
Income taxes													30.2
Net earnings													32.7

Attributable to:
Shareholders of Fairfax													1.3
Non-controlling interests													31.4
													32.7

Nine months ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	868.3	2,117.6	1,625.7	685.6	1,581.2	756.4	522.5	835.0	8,992.3	12.3	—	—	(146.8)	8,857.8
Net premiums written	770.2	1,878.1	1,403.3	676.8	1,154.1	540.8	257.9	575.0	7,256.2	11.9	—	—	—	7,268.1
Net premiums earned	749.3	1,722.9	1,377.1	599.1	1,125.1	506.0	244.7	533.4	6,857.6	21.5	—	—	—	6,879.1
Underwriting profit (loss)	5.5	(64.1)	(11.8)	91.9	(199.2)	(415.8)	31.9	(55.8)	(617.4)	(124.0)	—	—	—	(741.4)
Interest and dividends	38.5	95.8	25.9	17.3	22.9	33.4	20.9	26.6	281.3	22.4	(79.6)	(4.8)	167.7	387.0
Share of profit (loss) of associates	0.2	7.4	1.3	(3.0)	8.3	1.1	29.7	3.8	48.8	6.5	26.9	49.6	—	131.8
Operating income (loss)	44.2	39.1	15.4	106.2	(168.0)	(381.3)	82.5	(25.4)	(287.3)	(95.1)	(52.7)	44.8	167.7	(222.6)
Net gains (losses) on investments	33.7	173.1	2.4	19.5	68.8	10.4	962.7	48.1	1,318.7	78.8	6.8	(117.1)	—	1,287.2
Other reporting segment	—	—	—	—	—	—	—	—	—	—	144.7	—	—	144.7
Interest expense	—	(2.4)	(1.3)	(2.5)	(9.1)	(7.6)	—	(3.6)	(26.5)	—	(43.4)	(166.0)	—	(235.9)
Corporate overhead and other	(5.8)	(18.5)	(16.1)	(6.1)	(6.9)	(12.9)	(2.0)	(10.8)	(79.1)	—	—	73.5	(167.7)	(173.3)
Pre-tax income (loss)	72.1	191.3	0.4	117.1	(115.2)	(391.4)	1,043.2	8.3	925.8	(16.3)	55.4	(164.8)	—	800.1
Income taxes														(42.0)
Net earnings														758.1

Attributable to:
Shareholders of Fairfax														871.1
Non-controlling interests														(113.0)
														758.1

(1)	Allied World was acquired on July 6, 2017.

Nine months ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	783.4	1,845.4	1,550.2	680.9	1,519.7	492.6	471.5	7,343.7	72.5	—	—	(126.0)	7,290.2
Net premiums written	691.4	1,613.6	1,364.1	671.4	1,162.4	214.5	345.6	6,063.0	70.8	—	—	—	6,133.8
Net premiums earned	675.6	1,552.8	1,312.3	596.1	1,046.5	198.5	326.2	5,708.0	70.8	—	—	—	5,778.8
Underwriting profit (loss)	27.3	132.9	23.0	114.6	25.9	36.9	17.9	378.5	(68.3)	—	—	—	310.2
Interest and dividends	36.6	116.3	51.3	21.2	47.2	19.3	21.6	313.5	39.8	7.1	(10.9)	69.4	418.9
Share of profit (loss) of associates	6.2	18.8	(1.2)	(4.2)	1.1	25.5	2.4	48.6	0.1	8.8	(0.7)	—	56.8
Operating income (loss)	70.1	268.0	73.1	131.6	74.2	81.7	41.9	740.6	(28.4)	15.9	(11.6)	69.4	785.9
Net gains (losses) on investments	(62.3)	(29.9)	94.1	(75.6)	190.4	(15.9)	(28.8)	72.0	(44.5)	25.9	(183.3)	—	(129.9)
Other reporting segment	—	—	—	—	—	—	—	—	—	60.1	—	—	60.1
Interest expense	—	(2.1)	(1.2)	(2.5)	(11.2)	—	(3.1)	(20.1)	—	(17.1)	(138.3)	—	(175.5)
Corporate overhead and other	(4.9)	(25.9)	(14.8)	(6.3)	(6.9)	(0.1)	—	(58.9)	—	—	(1.7)	(69.4)	(130.0)
Pre-tax income (loss)	2.9	210.1	151.2	47.2	246.5	65.7	10.0	733.6	(72.9)	84.8	(334.9)	—	410.6
Income taxes													(101.1)
Net earnings													309.5

Attributable to:
Shareholders of Fairfax													189.0
Non-controlling interests													120.5
													309.5

Net gains (losses) on investments for the three and nine months ended September 30, 2017 and 2016 for each of the insurance and reinsurance operations, runoff operations and Other reporting segment, as well as Corporate and Other, were comprised as shown in the following tables:

Quarter ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures(2)	30.0	115.7	23.5	(6.7)	16.2	3.0	7.8	24.0	213.5	24.8	10.9	(8.4)	240.8
Short equity exposures	(13.5)	7.9	3.8	—	—	—	—	1.6	(0.2)	(7.4)	—	(46.9)	(54.5)
Bonds	(21.0)	2.8	43.6	6.0	(14.2)	(0.4)	1.7	1.7	20.2	1.1	4.7	(1.4)	24.6
U.S. treasury bond forwards	—	(0.6)	0.1	—	—	—	—	(0.1)	(0.6)	0.2	—	—	(0.4)
CPI-linked derivatives	(0.9)	(5.7)	(0.8)	(1.4)	(2.9)	—	—	(6.4)	(18.1)	(0.6)	—	(0.6)	(19.3)
Foreign currency	(9.1)	(17.8)	1.5	3.4	13.0	7.8	2.3	(0.9)	0.2	(1.2)	(5.7)	(20.4)	(27.1)
Other(3)	1.6	1.9	1.2	0.4	(0.2)	—	930.4	0.8	936.1	—	0.3	—	936.4
Net gains (losses) on investments	(12.9)	104.2	72.9	1.7	11.9	10.4	942.2	20.7	1,151.1	16.9	10.2	(77.7)	1,100.5

Quarter ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	50.2	84.6	38.3	20.1	19.6	1.6	15.7	230.1	52.2	9.3	(6.3)	285.3
Equity hedges	(72.8)	(172.3)	(79.0)	(45.8)	(3.8)	—	(26.9)	(400.6)	(68.3)	—	(63.4)	(532.3)
Bonds	23.3	17.7	(7.7)	(1.7)	(7.2)	1.4	5.2	31.0	(11.1)	10.5	1.2	31.6
CPI-linked derivatives	(7.9)	(16.7)	(6.2)	(6.5)	(7.9)	—	(20.3)	(65.5)	(4.3)	—	(7.5)	(77.3)
Foreign currency	10.6	25.5	2.3	0.9	12.1	4.2	5.0	60.6	7.8	(1.0)	13.7	81.1
Other	0.3	0.6	0.1	—	0.1	—	0.1	1.2	0.2	2.8	7.9	12.1
Net gains (losses) on investments	3.7	(60.6)	(52.2)	(33.0)	12.9	7.2	(21.2)	(143.2)	(23.5)	21.6	(54.4)	(199.5)

Nine months ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures(2)	70.5	280.9	93.6	16.5	66.0	3.0	26.2	60.0	616.7	118.4	24.2	26.8	786.1
Short equity exposures	(13.3)	(57.8)	(113.3)	—	—	—	—	(10.7)	(195.1)	(21.4)	—	(107.7)	(324.2)
Bonds	(19.1)	(5.3)	79.6	2.4	(10.5)	(0.4)	9.8	10.0	66.5	2.7	5.7	(1.5)	73.4
U.S. treasury bond forwards	(1.9)	(21.7)	(62.7)	(5.6)	(0.9)	—	—	(2.1)	(94.9)	(16.7)	—	(1.0)	(112.6)
CPI-linked derivatives	(3.6)	(16.4)	(3.5)	(3.6)	(6.1)	—	—	(11.1)	(44.3)	(1.6)	—	(1.4)	(47.3)
Foreign currency	(2.4)	(8.9)	7.4	9.1	19.9	7.8	(4.0)	(0.1)	28.8	(2.5)	(23.4)	(29.2)	(26.3)
Other(3)	3.5	2.3	1.3	0.7	0.4	—	930.7	2.1	941.0	(0.1)	0.3	(3.1)	938.1
Net gains (losses) on investments	33.7	173.1	2.4	19.5	68.8	10.4	962.7	48.1	1,318.7	78.8	6.8	(117.1)	1,287.2

Nine months ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	8.9	(55.1)	5.4	(57.7)	(33.6)	(8.5)	(13.9)	(154.5)	(74.0)	15.5	(45.6)	(258.6)
Equity hedges	(134.3)	(268.2)	(95.2)	(74.9)	(12.0)	—	(41.7)	(626.3)	(108.2)	—	(111.1)	(845.6)
Bonds	118.4	288.9	200.6	71.3	212.2	2.2	50.7	944.3	142.7	13.3	3.9	1,104.2
CPI-linked derivatives	(14.7)	(36.8)	(12.4)	(10.3)	(14.2)	—	(22.2)	(110.6)	(8.2)	—	(15.2)	(134.0)
Foreign currency	(40.2)	49.0	(4.9)	(4.1)	36.3	(9.3)	(1.9)	24.9	3.1	(6.8)	(15.0)	6.2
Other	(0.4)	(7.7)	0.6	0.1	1.7	(0.3)	0.2	(5.8)	0.1	3.9	(0.3)	(2.1)
Net gains (losses) on investments	(62.3)	(29.9)	94.1	(75.6)	190.4	(15.9)	(28.8)	72.0	(44.5)	25.9	(183.3)	(129.9)

(1)	Allied World was acquired on July 6, 2017.

(2)
Included net realized gains of $51.3 across various segments related to the re-measurement to fair value of Grivalia Properties (consolidated commencing July 4, 2017). Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

(3)
Included net realized gains of $930.1 on the partial disposition of Fairfax Asia's investment in ICICI Lombard and the re-measurement to fair value of the remaining interest. Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other reporting segment for the three and nine months ended September 30, 2017 and 2016.

Northbridge

	Cdn$		Cdn$
	Third quarter		First nine months		Third quarter		First nine months
	2017	2016	2017	2016	2017	2016	2017	2016
Underwriting profit	2.7	32.0	7.2	36.0	2.1	24.4	5.5	27.3

Loss & LAE - accident year	76.5%	73.1%	73.6%	72.7%	76.5%	73.1%	73.6%	72.7%
Commissions	16.8%	16.0%	16.9%	16.5%	16.8%	16.0%	16.9%	16.5%
Underwriting expenses	17.4%	18.1%	17.5%	18.5%	17.4%	18.1%	17.5%	18.5%
Combined ratio - accident year	110.7%	107.2%	108.0%	107.7%	110.7%	107.2%	108.0%	107.7%
Net favourable development	(11.5)%	(17.4)%	(8.7)%	(11.7)%	(11.5)%	(17.4)%	(8.7)%	(11.7)%
Combined ratio - calendar year	99.2%	89.8%	99.3%	96.0%	99.2%	89.8%	99.3%	96.0%

Gross premiums written	389.9	366.3	1,133.6	1,033.8	310.8	280.6	868.3	783.4
Net premiums written	320.8	297.4	1,005.5	912.4	256.9	228.2	770.2	691.4
Net premiums earned	342.2	312.6	978.3	891.5	272.5	239.5	749.3	675.6
Underwriting profit	2.7	32.0	7.2	36.0	2.1	24.4	5.5	27.3
Interest and dividends	16.9	12.6	50.3	48.3	13.4	9.7	38.5	36.6
Share of profit (loss) of associates	(0.4)	3.7	0.3	8.2	(0.3)	2.8	0.2	6.2
Operating income	19.2	48.3	57.8	92.5	15.2	36.9	44.2	70.1
The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 1.1% in the first nine months of 2017 compared to the first nine months of 2016. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported underwriting profits of Cdn$2.7 and Cdn$7.2 ($2.1 and $5.5) and combined ratios of 99.2% and 99.3% in the third quarter and first nine months of 2017, compared to underwriting profits of Cdn$32.0 and Cdn$36.0 ($24.4 and $27.3) and combined ratios of 89.8% and 96.0% in the third quarter and first nine months of 2016. The decrease in underwriting profit in the third quarter and first nine months of 2017 principally reflected an increase in non-catastrophe loss experience related to the current accident year (particularly in commercial automobile and personal lines of business in the third quarter of 2017 and personal lines, commercial property and commercial transportation lines of business in the first nine months of 2017) and lower net favourable prior year reserve development, partially offset by lower current period catastrophe losses and the impact of higher net premiums earned.
Net favourable prior year reserve development in the third quarter and first nine months of 2017 of Cdn$39.8 and Cdn$85.1 ($31.2 and $65.2) (11.5 and 8.7 combined ratio points) principally reflected better than expected emergence on casualty and automobile lines of business related to accident years 2008 to 2013. Net favourable prior year reserve development in the third quarter and first nine months of 2016 of Cdn$54.8 and Cdn$104.4 ($41.7 and $79.1) (17.4 and 11.7 combined ratio points) reflected better than expected emergence on automobile and casualty lines of business related to accident years 2009 through 2014.
The underwriting results in the third quarter and first nine months of 2017 included current period catastrophe losses of Cdn$2.6 and Cdn$9.0 ($2.1 and $6.9) representing 0.8 and 0.9 of a combined ratio point. The underwriting results in the third quarter and first nine months of 2016 included current period catastrophe losses of Cdn$6.9 and Cdn$34.8 ($5.3 and $26.3) representing 2.3 and 3.9 combined ratio points, principally comprised of the impact of the Fort McMurray wildfires in the first nine months of 2016. Northbridge's underwriting expense ratio decreased from 18.1% and 18.5% in the third quarter and first nine months of 2016 to 17.4% and 17.5% in the third quarter and first nine months of 2017 reflecting the impact of higher net premiums earned.
Gross premiums written increased 6.4% and 9.7% from Cdn$366.3 and Cdn$1,033.8 in the third quarter and first nine months of 2016 to Cdn$389.9 and Cdn$1,133.6 in the third quarter and first nine months of 2017, primarily reflecting increased renewal and new business writings, and price increases across the group. Net premiums written increased by 7.9% and 10.2% in the third quarter and first nine months of 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 9.5% and 9.7% in the third quarter and first nine months of 2017, reflecting the growth in net premiums written during 2016 and 2017.
Interest and dividends increased from Cdn$12.6 and Cdn$48.3 ($9.7 and $36.6) in the third quarter and first nine months of 2016 to Cdn$16.9 and Cdn$50.3 ($13.4 and $38.5) in the third quarter and first nine months of 2017, principally reflecting lower total return swap expense, partially offset by lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from Cdn$2.6 ($1.9) in the first nine months of 2016 to Cdn$94.5 ($72.4) in the first nine months of 2017, primarily as a result of lower income taxes paid.

OdysseyRe(1)

	Third quarter		First nine months
	2017	2016	2017	2016
Underwriting profit (loss)	(167.8)	58.5	(64.1)	132.9

Loss & LAE - accident year	103.6%	67.0%	79.1%	69.2%
Commissions	19.7%	20.2%	20.4%	20.6%
Underwriting expenses	9.7%	10.4%	10.6%	11.1%
Combined ratio - accident year	133.0%	97.6%	110.1%	100.9%
Net favourable development	(6.7)%	(8.1)%	(6.4)%	(9.5)%
Combined ratio - calendar year	126.3%	89.5%	103.7%	91.4%

Gross premiums written	756.6	561.2	2,117.6	1,845.4
Net premiums written	662.3	499.0	1,878.1	1,613.6
Net premiums earned	637.2	557.0	1,722.9	1,552.8
Underwriting profit (loss)	(167.8)	58.5	(64.1)	132.9
Interest and dividends	26.3	26.0	95.8	116.3
Share of profit of associates	7.3	3.9	7.4	18.8
Operating income (loss)	(134.2)	88.4	39.1	268.0

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe reported underwriting losses of $167.8 and $64.1 and combined ratios of 126.3% and 103.7% in the third quarter and first nine months of 2017 compared to underwriting profits of $58.5 and $132.9 and combined ratios of 89.5% and 91.4% in the third quarter and first nine months of 2016. The decrease in underwriting profit in the third quarter and first nine months of 2017 principally resulted from increased current period catastrophe losses (as set out in the table below) and lower net favourable prior year reserve development, partially offset by lower current year extraordinary losses. OdysseyRe’s insurance and reinsurance portfolios (including its reinsurance program) responded as expected to the third quarter current period catastrophe losses.

	Third quarter						First nine months
	2017			2016			2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Maria	102.6	16.0		—	—		102.6	5.9		—	—
Hurricane Irma	70.8	11.0		—	—		70.8	4.1		—	—
Hurricane Harvey	51.6	8.0		—	—		51.6	3.0		—	—
Mexico earthquakes	8.2	1.3		—	—		8.2	0.5		—	—
Fort McMurray	—	—		0.4	0.1		—	—		13.9	0.9
France Floods	—	—		—	—		—	—		10.0	0.6
Belgium Floods	—	—		—	—		—	—		9.0	0.6
Other	28.5	4.9		33.0	5.9		82.4	4.9		102.5	6.6
	261.7	41.2	points	33.4	6.0	points	315.6	18.4	points	135.4	8.7	points

(1)	Net of reinstatement premiums.
Underwriting results included the benefit of net favourable prior year reserve development of $42.7 and $110.0 (6.7 and 6.4 combined ratio points) in the third quarter and first nine months of 2017 compared to $45.3 and $148.2 (8.1 and 9.5 combined ratio points) in the third quarter and first nine months of 2016 (principally related to catastrophe and other property loss reserves in each of those respective periods). Underwriting results included current year extraordinary losses of $6.8 and $10.8 (1.0 and 0.6 combined ratio points) in the third quarter and first nine months of 2017 compared to $26.7 and $52.4 (4.8 and 3.4 combined ratio points) in the third quarter and first nine months of 2016.
Gross premiums written and net premiums written increased by 34.8% and 32.7% in the third quarter of 2017, and increased by 14.8% and 16.4% in the first nine months of 2017, principally reflecting increases in the U.S. Insurance division (automobile and crop lines), North America division (property reinsurance lines), EuroAsia division (property and crop reinsurance lines) and the London Market division (liability insurance lines). Net premiums earned in the third quarter and first nine months of 2017 increased 14.4% and 11.0% consistent with the growth in net premiums written.
Interest and dividends of $26.3 and $95.8 in the third quarter and first nine months of 2017 compared to $26.0 and $116.3 in the third quarter and first nine months of 2016 with the changes reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased modestly from $63.4 in the first nine months of 2016 to $63.9 in the first nine months of 2017, reflecting lower income taxes paid and increased net premiums collected, offset by increased net claims paid related to current period catastrophes losses.

Crum & Forster

	Third quarter		First nine months
	2017	2016	2017	2016
Underwriting profit (loss)	(17.7)	6.9	(11.8)	23.0

Loss & LAE - accident year	69.5%	64.7%	66.3%	64.1%
Commissions	15.8%	16.4%	15.7%	15.8%
Underwriting expenses	19.1%	17.4%	19.4%	18.4%
Combined ratio - accident year	104.4%	98.5%	101.4%	98.3%
Net favourable development	(0.6)%	—%	(0.5)%	—%
Combined ratio - calendar year	103.8%	98.5%	100.9%	98.3%

Gross premiums written	557.1	540.2	1,625.7	1,550.2
Net premiums written	477.0	473.7	1,403.3	1,364.1
Net premiums earned	468.4	455.9	1,377.1	1,312.3
Underwriting profit (loss)	(17.7)	6.9	(11.8)	23.0
Interest and dividends	8.2	11.0	25.9	51.3
Share of profit (loss) of associates	3.9	3.2	1.3	(1.2)
Operating income (loss)	(5.6)	21.1	15.4	73.1

On October 4, 2016 Crum & Forster acquired a 100% interest in Trinity Risk LLC ("Trinity") for consideration of $12.0. Trinity focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.
Crum & Forster reported underwriting losses of $17.7 and $11.8 and combined ratios of 103.8% and 100.9% in the third quarter and first nine months of 2017 compared to underwriting profits of $6.9 and $23.0 and combined ratios of 98.5% and 98.3% in the third quarter and first nine months of 2016. The decrease in underwriting profit in the third quarter and first nine months of 2017 principally reflected the impact of increased current period catastrophe losses (as set out in the table below) and increased underwriting expenses, partially offset by increased net favourable prior year reserve development. Crum & Forster's insurance portfolio (including its reinsurance program) responded as expected to the third quarter current period catastrophe losses.

	Third quarter						First nine months
	2017			2016			2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Maria	1.0	0.2		—	—		1.0	0.1		—	—
Hurricane Irma	21.5	4.6		—	—		21.5	1.6		—	—
Hurricane Harvey	5.0	1.1		—	—		5.0	0.4		—	—
Other	3.0	0.6		1.1	0.2		13.1	0.8		17.0	1.3
	30.5	6.5	points	1.1	0.2	points	40.6	2.9	points	17.0	1.3	points

(1)	Net of reinstatement premiums.
Underwriting results included the benefit of net favourable prior year reserve development of $3.0 and $6.6 (0.6 and 0.5 of a combined ratio point) in the third quarter and first nine months of 2017, principally related to excess and surplus lines loss reserves (wholesale, oil and gas, custom property and environmental casualty loss reserves), partially offset by net unfavourable emergence on commercial transportation loss reserves. There was no net prior year reserve development in the third quarter and first nine months of 2016. Crum & Forster's underwriting expense ratio increased from 17.4% and 18.4% in the third quarter and first nine months of 2016 to 19.1% and 19.4% in the third quarter and first nine months of 2017, primarily reflecting increased compensation costs related to new underwriting initiatives.
Gross premiums written increased 3.1% and 4.9% in the third quarter and first nine months of 2017, principally reflecting growth in accident and health and commercial transportation lines of business, partially offset by decreases in excess and surplus and marine lines of business. Net premiums written increased by 0.7% and 2.9% in the third quarter and first nine months of 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 2.7% and 4.9% in the third quarter and first nine months of 2017 reflecting the growth in net premiums written during 2016 and 2017.

Interest and dividends decreased from $11.0 and $51.3 in the third quarter and first nine months of 2016 to $8.2 and $25.9 in the third quarter and first nine months of 2017, primarily due to lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased from $207.3 in the first nine months of 2016 to $89.9 in the first nine months of 2017, primarily as a result of decreased cash flow from underwriting (principally reflecting increased paid losses).

Zenith National (1)

	Third quarter		First nine months
	2017	2016	2017	2016
Underwriting profit	33.6	51.7	91.9	114.6

Loss & LAE - accident year	55.8%	55.4%	58.1%	58.2%
Commissions	10.3%	10.3%	10.3%	10.2%
Underwriting expenses	25.5%	24.9%	26.6%	25.2%
Combined ratio - accident year	91.6%	90.6%	95.0%	93.6%
Net favourable development	(7.5)%	(15.0)%	(10.3)%	(12.8)%
Combined ratio - calendar year	84.1%	75.6%	84.7%	80.8%

Gross premiums written	177.6	183.1	685.6	680.9
Net premiums written	174.9	180.4	676.8	671.4
Net premiums earned	211.5	211.7	599.1	596.1
Underwriting profit	33.6	51.7	91.9	114.6
Interest and dividends	5.6	4.4	17.3	21.2
Share of profit (loss) of associates	2.5	2.7	(3.0)	(4.2)
Operating income	41.7	58.8	106.2	131.6

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported underwriting profits of $33.6 and $91.9 and combined ratios of 84.1% and 84.7% in the third quarter and first nine months of 2017 compared to underwriting profits of $51.7 and $114.6 and combined ratios of 75.6% and 80.8% in the third quarter and first nine months of 2016. Net premiums earned in the third quarter and first nine months of 2017 of $211.5 and $599.1 compared to $211.7 and $596.1 in the third quarter and first nine months of 2016 with the changes primarily reflecting an increase in exposure, partially offset by modest earned price decreases.
The increase in Zenith National’s combined ratios principally reflected lower net favourable prior year reserve development of $15.9 and $61.7 (7.5 and 10.3 combined ratio points) in the third quarter and first nine months of 2017 compared to $31.8 and $76.2 (15.0 and 12.8 combined ratio points) in the third quarter and first nine months of 2016. Net favourable prior year reserve development in the third quarter and first nine months of 2017 reflected net favourable emergence principally related to accident years 2013 through 2016. The estimated accident year loss and LAE ratio in the third quarter and first nine months of 2017 was comparable to the estimated accident year loss and LAE ratio in the third quarter and first nine months of 2016 and reflected favourable loss development trends for accident year 2016 emerging in 2017, partially offset by modest earned price decreases and estimated loss trends for accident year 2017. The increase in the underwriting expense ratio from 24.9% and 25.2% in the third quarter and first nine months of 2016 to 25.5% and 26.6% in the third quarter and first nine months of 2017 principally reflected flat net premiums earned and higher underwriting expenses, primarily attributable to ongoing investment in personnel.
Interest and dividends of $5.6 and $17.3 in the third quarter and first nine months of 2017 compared to $4.4 and $21.2 in the third quarter and first nine months of 2016 with the changes primarily related to lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased from $86.1 in the first nine months of 2016 to $76.2 in the first nine months of 2017, primarily as a result of higher net paid losses and expenses, partially offset by higher net premiums collected and lower income taxes paid.

Brit

	Third quarter		First nine months
	2017	2016	2017	2016
Underwriting profit (loss)	(222.2)	11.8	(199.2)	25.9

Loss & LAE - accident year	117.7%	60.6%	76.4%	63.0%
Commissions	28.5%	21.2%	27.7%	21.4%
Underwriting expenses	12.1%	15.0%	14.3%	15.3%
Combined ratio - accident year	158.3%	96.8%	118.4%	99.7%
Net favourable development	—%	(0.1)%	(0.7)%	(2.2)%
Combined ratio - calendar year	158.3%	96.7%	117.7%	97.5%

Gross premiums written	488.7	489.1	1,581.2	1,519.7
Net premiums written	385.3	404.8	1,154.1	1,162.4
Net premiums earned	381.2	355.0	1,125.1	1,046.5
Underwriting profit (loss)	(222.2)	11.8	(199.2)	25.9
Interest and dividends	9.3	15.0	22.9	47.2
Share of profit of associates	7.1	2.7	8.3	1.1
Operating income (loss)	(205.8)	29.5	(168.0)	74.2

On August 3, 2016 the company acquired an additional 2.4% ownership interest in Brit from Ontario Municipal Employees Retirement System ("OMERS") for cash consideration of $57.8. On March 3, 2017 Brit paid a dividend of $45.8 to OMERS.
Brit reported underwriting losses of $222.2 and $199.2 and combined ratios of 158.3% and 117.7% in the third quarter and first nine months of 2017 compared to underwriting profits of $11.8 and $25.9 and combined ratios of 96.7% and 97.5% in the third quarter and first nine months of 2016. The decrease in underwriting profit in the third quarter and first nine months of 2017 principally reflected an increase in current period catastrophe losses (as set out in the table below), lower net favourable prior year reserve development and an increase in commission expense (described below). Brit's insurance and reinsurance portfolios (including its reinsurance program) responded as expected to the third quarter current period catastrophe losses.

	Third quarter						First nine months
	2017			2016			2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Maria	54.2	14.2		—	—		54.2	4.8		—	—
Hurricane Irma	111.3	29.3		—	—		111.3	9.9		—	—
Hurricane Harvey	61.2	16.2		—	—		61.2	5.5		—	—
Mexico earthquakes	14.4	3.8		—	—		14.4	1.3		—	—
Fort McMurray	—	—		—	—		—	—		21.6	2.1
France Floods	—	—		—	—		—	—		—	—
Belgium Floods	—	—		—	—		—	—		—	—
Other	2.7	0.4		12.6	3.5		4.0	0.3		25.9	2.4
	243.8	63.9	points	12.6	3.5	points	245.1	21.8	points	47.5	4.5	points

(1)	Net of reinstatement premiums.
Net favourable prior year reserve development of $7.9 (0.7 of a combined ratio point) in the first nine months of 2017 primarily reflected better than expected emergence on casualty and property reinsurance and energy lines of business, partially offset by net reserve strengthening of $13.1 resulting from a change in the Ogden discount rate that was effective from March 2017. The Ogden discount rate is set and revised periodically by the U.K. government and is used by the U.K. courts in the assessment of lump sum awards for personal injury claimants. There was no net favourable prior year reserve development in the third quarter of 2017. Net favourable prior year reserve development of $0.4 and $22.6 (0.1 and 2.2 combined ratio points) in the third quarter and first nine months of 2016 primarily reflected better than expected emergence on casualty and property reinsurance lines of business.
Brit's commission expense ratio increased from 21.2% and 21.4% in the third quarter and first nine months of 2016 to 28.5% and 27.7% in the third quarter and first nine months of 2017, primarily reflecting the impacts of non-recurring acquisition accounting adjustments which reduced net premiums earned and commission expense in the corresponding periods in 2016, partially offset by changes in the mix of business written, reinsurance purchased and higher net premiums earned in the corresponding periods in 2017.

Gross premiums written in the third quarter of 2017 was comparable with the third quarter of 2016 (reflecting a decrease of 0.1% year-over-year). Net premiums written decreased by 4.8% in the third quarter of 2017, primarily reflecting the impact of additional reinsurance purchased. Gross premiums written increased by 4.0% in the first nine months of 2017, principally reflecting increased contribution from initiatives launched in recent years and measured growth in core lines of business, partially offset by reductions in other lines of business through active portfolio management, modest price decreases in certain lines of business and the unfavourable impact of foreign currency translation. Net premiums written decreased by 0.7% in the first nine months of 2017 reflecting the impact of additional reinsurance purchased, partially offset by the same factors that affected gross premiums written. Net premiums earned increased by 7.4% and 7.5% in the third quarter and first nine months of 2017, primarily due to the impact on net premiums earned of the acquisition accounting adjustments described in the preceding paragraph.
Interest and dividends decreased from $15.0 and $47.2 in the third quarter and first nine months of 2016 to $9.3 and $22.9 in the third quarter and first nine months of 2017, primarily due to lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased from $160.5 in the first nine months of 2016 to $11.7 in the first nine months of 2017, primarily as a result of decreased cash flow from underwriting.

Allied World(1)

For the period July 6, 2017 to September 30, 2017
Underwriting loss	(415.8)

Loss & LAE - accident year	154.3%
Commissions	1.4%
Underwriting expenses	22.1%
Combined ratio - accident year	177.8%
Net adverse development	4.4%
Combined ratio - calendar year	182.2%

Gross premiums written	756.4
Net premiums written	540.8
Net premiums earned	506.0
Underwriting loss	(415.8)
Interest and dividends	33.4
Share of profit of associates	1.1
Operating loss	(381.3)

(1)
These results differ from those published by Allied World primarily due to preliminary acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

As used herein, “Allied World” means Allied World Assurance Company Holdings, GmbH, the successor by merger to Allied World Assurance Company Holdings, AG (“Allied World AG”). On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World AG for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation (“AIMCo”), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together “the co-investors”) invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors will have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the next seven years. Allied World is a global property, casualty and specialty insurer and reinsurer.

Allied World produced an underwriting loss of $415.8 and a combined ratio of 182.2% for the period July 6, 2017 to September 30, 2017, which included current period catastrophe losses (as set out in the table below) and net adverse prior year reserve development of $22.1 (4.4 combined ratio points), related to its insurance segment (adverse development on an individual claim affecting errors and omissions and excess casualty lines of business) and its reinsurance segment (adverse development on U.S. storms that occurred in 2015 and 2016). Allied World's insurance and reinsurance portfolios (including its reinsurance program) responded as expected to the third quarter current period catastrophe losses. Non-catastrophe underwriting margins related to the current accident year continued to reflect the increased competition, pricing pressures and market conditions that existed prior to the company's acquisition of Allied World. Gross premiums written of $756.4 for the period July 6, 2017 to September 30, 2017 was impacted by a combination of factors, including assumed reinstatement premiums from current period catastrophe losses and growth in Allied World's North American insurance platform, primarily related to its specialty casualty business.

	For the period July 6, 2017 to September 30, 2017
	Catastrophe losses(1)	Combined ratio impact
Hurricane Maria	108.3	21.0
Hurricane Irma	165.7	33.0
Hurricane Harvey	112.0	22.1
Other	26.3	5.4
	412.3	81.5	points

(1)	Net of reinstatement premiums.

Fairfax Asia

	Third quarter		First nine months
	2017	2016	2017	2016
Underwriting profit	15.1	11.9	31.9	36.9

Loss & LAE - accident year	77.7%	85.3%	79.9%	83.7%
Commissions	(9.7)%	(17.4)%	(1.6)%	(5.9)%
Underwriting expenses	21.5%	21.8%	21.6%	21.1%
Combined ratio - accident year	89.5%	89.7%	99.9%	98.9%
Net favourable development	(7.5)%	(6.8)%	(12.9)%	(17.5)%
Combined ratio - calendar year	82.0%	82.9%	87.0%	81.4%

Gross premiums written	173.9	147.9	522.5	492.6
Net premiums written	71.7	62.7	257.9	214.5
Net premiums earned	83.5	69.4	244.7	198.5
Underwriting profit	15.1	11.9	31.9	36.9
Interest and dividends	8.1	6.6	20.9	19.3
Share of profit of associates	14.1	13.6	29.7	25.5
Operating income	37.3	32.1	82.5	81.7

On August 23, 2017 the company entered into an agreement with Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan (“Mitsui Sumitomo”) to pursue a global strategic alliance. In connection with the strategic alliance, Mitsui Sumitomo will acquire the company's 97.7% interest in First Capital, with the company retaining a quota share exposure to First Capital’s insurance portfolio. The cash purchase price for the sale of First Capital is $1.6 billion, which would result in a realized net investment gain of approximately $900 after tax. Completion of the sale, anticipated for late 2017 or early 2018, is subject to applicable regulatory approvals.
On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard General Insurance Company Limited ("ICICI Lombard") to private equity investors for net proceeds of $376.3 and a net realized gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and a net realized gain of $372.3. The company's remaining 9.9% equity interest in ICICI Lombard was re-classified from the equity method of accounting to a common stock at FVTPL, resulting in a $334.5 re-measurement gain.
On October 10, 2016 the company acquired an 80.0% interest in AMAG from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). AMAG is a general insurer in Indonesia with gross written premiums of approximately $70 during 2016 that distributes its insurance products through a long-term bancassurance partnership with Panin Bank. On December 31, 2016 Fairfax Indonesia was merged into AMAG.
On October 3, 2016 Union Assurance acquired a 100% ownership interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka with gross written premiums of approximately $16 during 2016. On February 28, 2017 Union Assurance was merged into Fairfirst Insurance.
On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% equity interest in ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees).

Fairfax Asia reported underwriting profits of $15.1 and $31.9 and combined ratios of 82.0% and 87.0% in the third quarter and first nine months of 2017 compared to underwriting profits of $11.9 and $36.9 and combined ratios of 82.9% and 81.4% in the third quarter and first nine months of 2016. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	Third quarter		First nine months
	2017	2016	2017	2016
First Capital	45.6%	71.4%	57.8%	65.4%
Falcon	104.0%	95.4%	102.8%	95.1%
Pacific Insurance	116.6%	116.5%	104.3%	88.3%	(1)
AMAG	91.8%	103.4%	95.0%	98.5%
Fairfirst Insurance	96.2%	98.0%	99.4%	99.2%

(1)
Excludes the impact of an intercompany loss portfolio transfer in the first quarter of 2016 of commercial automobile loss reserves ($16.1) and the related premiums ceded to reinsurers ($16.1) (the "2016 LPT"). Underwriting profit remained unchanged.

Fairfax Asia's underwriting profits in the third quarter and first nine months of 2017 included the benefit of $6.3 and $31.6 (7.5 and 12.9 combined ratios points) of net favourable prior year reserve development, primarily related to property and marine loss reserves (the first nine months of 2017 also included net favourable prior year reserve development related to commercial automobile and health loss reserves). Fairfax Asia's underwriting profits in the third quarter and first nine months of 2016 included the benefit of $4.7 and $34.7 (6.8 and 17.5 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, marine and property loss reserves.
Fairfax Asia's commission income ratio decreased from 17.4% and 5.9% in the third quarter and first nine months of 2016 to 9.7% and 1.6% in the third quarter and first nine months of 2017, primarily reflecting decreased profit commission on reinsurance ceded by First Capital related to its commercial property and marine lines of business and the consolidation of the higher commission expense ratios of recent acquisitions AMAG and Fairfirst Insurance.
The consolidation of AMAG, Fairfirst Insurance and the 2016 LPT affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	Third quarter
	2017			2016
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	173.9	71.7	83.5	147.9	62.7	69.4
Fairfirst Insurance	(2.8)	(2.6)	(3.1)	—	—	—
AMAG	(16.3)	(9.0)	(10.2)	—	—	—
Fairfax Asia - as adjusted	154.8	60.1	70.2	147.9	62.7	69.4
Percentage change (year-over-year)	4.7%	(4.1)%	1.2%

	First nine months
	2017			2016
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	522.5	257.9	244.7	492.6	214.5	198.5
Fairfirst Insurance	(9.6)	(9.1)	(9.5)	—	—	—
AMAG	(46.6)	(34.7)	(34.2)	—	—	—
Pacific Insurance - 2016 LPT	—	—	—	—	16.1	16.1
Fairfax Asia - as adjusted	466.3	214.1	201.0	492.6	230.6	214.6
Percentage change (year-over-year)	(5.3)%	(7.2)%	(6.3)%

Gross premiums written increased by 4.7% in the third quarter of 2017, principally reflecting increased writings at Pacific Insurance (primarily in the personal automobile line of business) and First Capital (primarily in the engineering and commercial property lines of business). Gross premiums written decreased by 5.3% in the first nine months of 2017, principally reflecting decreased writings at First Capital (primarily in the marine, commercial property and commercial automobile lines of business). Net premiums written decreased by 4.1% and 7.2% in the third quarter and first nine months of 2017, primarily reflecting the impact of lower premium retention (primarily at First Capital), partially offset by the same factors which affected gross premiums written. Net premiums earned increased by 1.2% in the third quarter of 2017 and decreased by 6.3% in the first nine months of 2017, principally reflecting the normal lag of net premiums earned relative to net premiums written.
Share of profit of associates increased from $13.6 and $25.5 in the third quarter and first nine months of 2016 to $14.1 and $29.7 in the third quarter and first nine months of 2017, primarily as a result of increased share of profit of ICICI Lombard.

Insurance and Reinsurance - Other

	Third quarter
	2017
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Fairfax Latin America	Inter-company	Total
Underwriting profit (loss)	(12.7)	(44.5)	0.3	0.2	(4.2)	4.3	(3.7)	—	(60.3)

Loss & LAE - accident year	169.1%	150.1%	42.1%	52.1%	48.2%	63.9%	62.9%	—	95.3%
Commissions	36.6%	24.5%	21.9%	12.7%	23.9%	13.2%	(33.3)%	—	19.0%
Underwriting expenses	1.1%	21.0%	5.4%	33.6%	40.4%	16.3%	112.2%	—	22.0%
Combined ratio - accident year	206.8%	195.6%	69.4%	98.4%	112.5%	93.4%	141.8%	—	136.3%
Net (favourable) adverse development	(61.4)%	—%	28.9%	0.2%	9.6%	(0.3)%	1.7%	—	(5.4)%
Combined ratio - calendar year	145.4%	195.6%	98.3%	98.6%	122.1%	93.1%	143.5%	—	130.9%

Gross premiums written	39.9	90.2	11.5	36.9	49.6	87.6	20.0	(18.9)	316.8
Net premiums written	26.4	51.4	9.4	14.8	29.0	68.3	11.3	—	210.6
Net premiums earned	28.4	46.5	17.1	13.1	19.3	62.9	8.6	—	195.9
Underwriting profit (loss)	(12.7)	(44.5)	0.3	0.2	(4.2)	4.3	(3.7)	—	(60.3)
Interest and dividends	0.3	0.6	0.4	4.0	0.1	4.0	0.8	—	10.2
Share of profit (loss) of associates	2.3	(0.6)	0.7	—	—	—	—	—	2.4
Operating income (loss)	(10.1)	(44.5)	1.4	4.2	(4.1)	8.3	(2.9)	—	(47.7)

	Third quarter
	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Fairfax Latin America	Inter- company	Total
Underwriting profit (loss)	12.1	0.1	(0.5)	0.2	(2.6)	—	—	—	9.3

Loss & LAE - accident year	58.6%	69.9%	53.1%	59.0%	46.5%	—	—	—	62.1%
Commissions	33.6%	22.0%	16.2%	13.6%	31.9%	—	—	—	24.3%
Underwriting expenses	5.5%	18.3%	8.0%	32.4%	82.6%	—	—	—	16.8%
Combined ratio - accident year	97.7%	110.2%	77.3%	105.0%	161.0%	—	—	—	103.2%
Net (favourable) adverse development	(33.0)%	(10.4)%	26.1%	(6.8)%	0.7%	—	—	—	(11.6)%
Combined ratio - calendar year	64.7%	99.8%	103.4%	98.2%	161.7	—	—	—	91.6%

Gross premiums written	37.5	81.0	9.7	34.0	8.1	—	—	(1.2)	169.1
Net premiums written	34.8	52.4	9.1	12.6	7.7	—	—	—	116.6
Net premiums earned	34.7	46.4	15.4	11.7	4.1	—	—	—	112.3
Underwriting profit (loss)	12.1	0.1	(0.5)	0.2	(2.6)	—	—	—	9.3
Interest and dividends	(0.2)	3.0	0.4	3.4	0.1	—	—	—	6.7
Share of profit of associates	1.7	0.1	—	—	—	—	—	—	1.8
Operating income (loss)	13.6	3.2	(0.1)	3.6	(2.5)	—	—	—	17.8

	First nine months
	2017
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Fairfax Latin America	Inter-company	Total
Underwriting profit (loss)	1.4	(44.3)	1.6	0.5	(9.7)	(1.6)	(3.7)	—	(55.8)

Loss & LAE - accident year	101.6%	92.4%	49.7%	57.6%	51.3%	67.2%	62.9%	—	76.3%
Commissions	29.5%	23.8%	18.5%	10.6%	24.3%	18.9%	(33.3)%	—	20.9%
Underwriting expenses	5.3%	20.8%	7.9%	33.1%	46.3%	18.7%	112.2%	—	20.4%
Combined ratio - accident year	136.4%	137.0%	76.1%	101.3%	121.9%	104.8%	141.8%	—	117.6%
Net (favourable) adverse development	(37.9)%	(5.1)%	20.5%	(2.5)%	5.4%	(3.9)%	1.7%	—	(7.1)%
Combined ratio - calendar year	98.5%	131.9%	96.6%	98.8%	127.3%	100.9%	143.5%	—	110.5%

Gross premiums written	109.9	220.3	50.5	104.5	84.9	273.5	20.0	(28.6)	835.0
Net premiums written	92.9	146.2	42.2	46.5	59.9	176.0	11.3	—	575.0
Net premiums earned	91.2	138.7	45.7	38.3	35.7	175.2	8.6	—	533.4
Underwriting profit (loss)	1.4	(44.3)	1.6	0.5	(9.7)	(1.6)	(3.7)	—	(55.8)
Interest and dividends	0.9	3.7	1.0	7.4	0.2	12.6	0.8	—	26.6
Share of profit (loss) of associates	3.5	(0.5)	0.8	—	—	—	—	—	3.8
Operating income (loss)	5.8	(41.1)	3.4	7.9	(9.5)	11.0	(2.9)	—	(25.4)

	First nine months
	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Fairfax Latin America	Inter- company	Total
Underwriting profit (loss)	26.3	(2.1)	1.0	(0.6)	(6.7)	—	—	—	17.9

Loss & LAE - accident year	63.8%	67.4%	62.9%	66.4%	49.4%	—	—	—	65.0%
Commissions	29.0%	22.4%	15.4%	12.5%	30.2%	—	—	—	22.7%
Underwriting expenses	6.5%	20.3%	12.1%	30.1%	92.7%	—	—	—	18.0%
Combined ratio - accident year	99.3%	110.1%	90.4%	109.0%	172.3%	—	—	—	105.7%
Net (favourable) adverse development	(24.8)%	(8.5)%	7.4%	(7.3)%	(3.7)%	—	—	—	(11.2)%
Combined ratio - calendar year	74.5%	101.6%	97.8%	101.7%	168.6%	—	—	—	94.5%

Gross premiums written	117.1	197.1	58.9	88.6	16.0	—	—	(6.2)	471.5
Net premiums written	106.5	131.9	52.9	39.6	14.7	—	—	—	345.6
Net premiums earned	103.6	132.4	46.3	34.2	9.7	—	—	—	326.2
Underwriting profit (loss)	26.3	(2.1)	1.0	(0.6)	(6.7)	—	—	—	17.9
Interest and dividends	5.8	8.4	1.3	5.8	0.3	—	—	—	21.6
Share of profit of associates	2.4	—	—	—	—	—	—	—	2.4
Operating income (loss)	34.5	6.3	2.3	5.2	(6.4)	—	—	—	41.9

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently renamed Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana with gross premiums written of approximately $269 during 2016.

Colonnade includes the following: the business and renewal rights of the insurance operations acquired from QBE in Hungary, Czech Republic and Slovakia (effective from February 1, 2016, April 1, 2016 and May 2, 2016 respectively); the business and renewal rights of the insurance operations acquired from AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective from October 31, 2017); and Colonnade Ukraine (acquired October 30, 2015). On July 31, 2017 ("the effective date") a Part VII transfer pursuant to the U.K. Financial Services and Markets Act 2000 was completed to legally transfer the run-off of the business written by QBE’s insurance operations in Hungary, Czech Republic and Slovakia prior to the effective date (“the transferring business”) from QBE to Colonnade. The net liabilities relating to the transferring business have been fully reinsured by Polish Re since December 31, 2014 through various 100% quota share transactions with QBE. All reinsurance protection that benefited the transferring business was transferred from QBE to Colonnade at the effective date.

Fairfax Latin America comprises the acquired insurance operations of AIG in Chile and Colombia (effective from July 31, 2017) and Argentina (effective from September 30, 2017).

Colonnade is in the start-up phase of its operations and accordingly, its underwriting expense ratio will be disproportionate to its net premiums earned for the foreseeable future, whereas the underwriting expense ratio of Fairfax Latin America temporarily reflects the restructuring and transitioning activities related to the acquired insurance operations of AIG. Fairfax Latin America continues to work through the legal, regulatory and operational requirements to complete the acquisitions of the insurance operations of AIG in Uruguay and Venezuela.

The Insurance and Reinsurance – Other segment produced underwriting losses of $60.3 and $55.8 and combined ratios of 130.9% and 110.5% in the third quarter and first nine months of 2017 compared to underwriting profits of $9.3 and $17.9 and combined ratios of 91.6% and 94.5% in the third quarter and first nine months of 2016. The decrease in underwriting profit in the third quarter and first nine months of 2017 principally reflected an increase in current period catastrophe losses (as set out in the table below), higher non-catastrophe loss experience related to the current accident year and lower net favourable prior year reserve development.

	Third quarter						First nine months
	2017			2016			2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Maria	10.6	5.4		—	—		10.6	2.0		—	—
Hurricane Irma	33.9	17.2		—	—		33.9	6.3		—	—
Hurricane Harvey	19.7	10.3		—	—		19.7	3.7		—	—
Fort McMurray	—	—		0.5	0.4		—	—		7.2	2.2
Other	2.3	1.1		5.7	5.2		16.6	3.2		14.4	4.4
	66.5	34.0	points	6.2	5.6	points	80.8	15.2	points	21.6	6.6	points

(1)	Net of reinstatement premiums.
The underwriting results in the third quarter and first nine months of 2017 included the benefit of net favourable prior year reserve development of $10.6 and $38.0 (5.4 and 7.1 combined ratio points), principally at Group Re (primarily related to property and liability loss reserves) and Bryte Insurance (primarily related to large loss and catastrophe loss reserves). The underwriting results in the first nine months of 2017 also included net favourable prior year reserve development at Advent (primarily related to property and casualty reinsurance and terrorism insurance). The underwriting results in the third quarter and first nine months of 2016 included the benefit of net favourable prior year reserve development of $13.1 and $36.5 (11.6 and 11.2 combined ratio points), principally at Group Re (primarily property and liability loss reserves) and Advent (primarily property and casualty reinsurance loss reserves).
The discussion which follows in this paragraph excludes the impacts of the acquisitions of Bryte Insurance, Fairfax Latin America and the AIG branches in Central and Eastern Europe. Gross premiums written increased by 10.5% and 8.6% in the third quarter and first nine months of 2017, principally reflecting increases at Advent (primarily inwards reinstatement premiums on current period catastrophe losses and increases in property binders and specialty insurance lines of business) and Fairfax Brasil (primarily increases in surety and agricultural insurance lines of business). Net premiums written decreased 3.1% in the third quarter of 2017 and increased 5.1% in the first nine months of 2017, reflecting the impact of outwards reinstatement premiums on current period catastrophe losses at Advent and purchases of additional reinsurance at Advent and Group Re, partially offset by the same factors affecting gross premiums written. Net premiums earned increased by 3.2% and 3.8% in the third quarter and first nine months of 2017, principally reflecting the growth in net premiums written during the first nine months of 2017.
Interest and dividends increased from $6.7 and $21.6 in the third quarter and first nine months of 2016 to $10.2 and $26.6 in the third quarter and first nine months of 2017, principally reflecting the consolidation of the interest and dividends of Bryte Insurance and Fairfax Latin America and lower total return swap expense, partially offset by lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).

Runoff

	Third quarter		First nine months
	2017	2016	2017	2016
Gross premiums written	—	—	12.3	72.5
Net premiums written	(0.3)	(0.1)	11.9	70.8
Net premiums earned	3.5	(0.1)	21.5	70.8
Losses on claims	(2.7)	0.2	(63.6)	(58.9)
Operating expenses	(27.4)	(25.7)	(81.9)	(80.2)
Interest and dividends	5.8	9.8	22.4	39.8
Share of profit of associates	5.4	3.5	6.5	0.1
Operating loss	(15.4)	(12.3)	(95.1)	(28.4)

On April 1, 2016 US Runoff agreed to reinsure a portfolio of business comprised of construction defect exposures in various states in the western U.S. relating to accident years 2008 to 2013 (the ‘‘second quarter 2016 construction defect reinsurance transaction’’). US Runoff received a cash premium of $71.5 as consideration for the assumption of $70.5 of net loss reserves and paid a commission of $1.0 to a third party for facilitating the transaction.
Runoff reported operating losses of $15.4 and $95.1 in the third quarter and first nine months of 2017 compared to operating losses of $12.3 and $28.4 in the third quarter and first nine months of 2016. Losses on claims of $63.6 in the first nine months of 2017 principally reflected net adverse prior year reserve development of $51.7 at US Runoff related to asbestos (a portion of which was offset by net premiums earned ($10.1) recognized in connection with the settlement of a specific asbestos claim) and other health hazards loss reserves. Net premiums earned of $70.8 and losses on claims of $58.9 in the first nine months of 2016 principally reflected the impact of the second quarter 2016 construction defect reinsurance transaction. Losses on claims in the first nine months of 2016 also included net favourable development at European Runoff of $9.7. Operating expenses of $27.4 and $81.9 in the third quarter and first nine months of 2017 were comparable to operating expenses of $25.7 and $80.2 in the third quarter and first nine months of 2016.
Interest and dividends decreased from $9.8 and $39.8 in the third quarter and first nine months of 2016 to $5.8 and $22.4 in the third quarter and first nine months of 2017, primarily as a result of lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense.

Other

	Third quarter
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	363.0	95.5	250.4	131.6	840.5
Expenses	(336.3)	(89.6)	(242.9)	(115.2)	(784.0)
Pre-tax income before interest and other	26.7	5.9	7.5	16.4	56.5
Interest and dividends	2.0	24.5	—	2.5	29.0
Share of profit (loss) of associates	(0.1)	16.4	(0.1)	(0.1)	16.1
Net gains (losses) on investments	(5.0)	3.6	—	11.6	10.2
Pre-tax income before interest expense	23.6	50.4	7.4	30.4	111.8

	Third quarter
	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	231.3	27.5	193.9	40.9	493.6
Expenses	(217.2)	(25.8)	(188.4)	(41.8)	(473.2)
Pre-tax income (loss) before interest and other	14.1	1.7	5.5	(0.9)	20.4
Interest and dividends	1.9	(5.5)	—	—	(3.6)
Share of profit of associates	—	5.0	—	—	5.0
Net gains on investments	9.3	11.8	0.5	—	21.6
Pre-tax income (loss) before interest expense	25.3	13.0	6.0	(0.9)	43.4

	First nine months
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,007.7	218.1	723.7	268.5	2,218.0
Expenses	(939.4)	(205.8)	(689.3)	(238.8)	(2,073.3)
Pre-tax income before interest and other	68.3	12.3	34.4	29.7	144.7
Interest and dividends	5.7	(87.8)	—	2.5	(79.6)
Share of profit (loss) of associates	0.1	30.4	0.2	(3.8)	26.9
Net gains (losses) on investments	0.4	(4.8)	1.0	10.2	6.8
Pre-tax income (loss) before interest expense	74.5	(49.9)	35.6	38.6	98.8

	First nine months
	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	628.8	79.6	578.8	113.1	1,400.3
Expenses	(586.3)	(77.3)	(565.5)	(111.1)	(1,340.2)
Pre-tax income before interest and other	42.5	2.3	13.3	2.0	60.1
Interest and dividends	5.4	1.7	—	—	7.1
Share of profit of associates	—	8.8	—	—	8.8
Net gains on investments	10.8	14.2	0.9	—	25.9
Pre-tax income before interest expense	58.7	27.0	14.2	2.0	101.9

(1)
Comprised primarily of Cara and its subsidiaries St-Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), The Keg, Praktiker, William Ashley, Sporting Life and Golf Town (acquired on October 31, 2016).

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

Restaurants and retail
On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.
On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.
On September 2, 2016 Cara acquired a 100% interest in Groupe St-Hubert Inc. ("St-Hubert") for $413.8 (Cdn$538.7), comprised of cash consideration of $372.4 (Cdn$484.8) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by Fairfax and its subsidiaries to maintain Fairfax's equity interest and voting interest in Cara. St-Hubert is a Canadian full-service restaurant operator as well as a fully integrated food manufacturer in the province of Quebec.
Fairfax India
On March 14, 2017 Fairchem and Privi Organics completed their previously announced merger, with the merged entity continuing under the Fairchem name. Subsequent to the merger, Fairfax India became the dominant shareholder in Fairchem with a 48.7% interest.
On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.
On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the offerings.
On August 26, 2016 Fairfax India acquired a 50.8% interest in Privi Organics Limited ("Privi Organics") for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. Privi Organics is a supplier of aroma chemicals to the fragrance industry.
On February 8, 2016 Fairfax India acquired a 44.7% interest in Adi Finechem Limited (subsequently renamed Fairchem Speciality Limited ("Fairchem")) for $19.4 (1.3 billion Indian rupees). Fairchem is a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products. Fairfax India's investment in Fairchem was reported under the equity method of accounting until Fairchem's merger with Privi Organics on March 14, 2017.
Thomas Cook India
On August 18, 2017 Quess Corp Limited ("Quess") raised $132.2 (8.5 billion Indian rupees) in net proceeds following the completion of a private placement of common shares with institutional investors. As the company did not participate in the private placement, its indirect ownership of Quess was reduced from 42.1% to 38.7%. Quess is a provider of specialized human resources services.
Other
On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0) and commenced consolidating Grivalia Properties in the Other reporting segment. Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.
On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.
The year-over-year increases in the revenues and expenses of Restaurants and retail in the third quarter and first nine months of 2017 primarily reflected the impact of the acquisitions by Cara of St-Hubert on September 2, 2016 and Original Joe's on November 28, 2016, and the acquisition of Golf Town on October 31, 2016. The year-over-year increases in the revenues and expenses of Fairfax India in the third quarter and first nine months of 2017 primarily reflected the impact of the acquisition of Privi Organics on August 26, 2016 and the merger of Fairchem and Privi Organics on March 14, 2017. Fairfax India's interest and dividends in the first nine months of 2017 reflected the accrual of an investment management performance fee of $85.1 payable to Fairfax for the period January 30, 2015 to December 31, 2017 as Fairfax India's common shareholders' equity at September 30, 2017 surpassed a specified hurdle for that period. The performance fee is an intercompany transaction that is eliminated on consolidation. The year-over-year increases in the revenues and expenses of Thomas Cook India in the third quarter and first nine months of 2017 primarily reflected increased revenue and expenses at Quess driven by growth in its business. The year-over-year increases in the revenues and expenses of Other in the third quarter and first nine months of 2017 reflected the consolidation of Grivalia Properties and Mosaic Capital and increases at Boat Rocker related to certain incremental acquisitions completed in 2016.
Investments
Interest and Dividends
Interest and dividend income increased from $104.9 in the third quarter of 2016 to $151.5 in the third quarter of 2017, primarily reflecting lower total return swap expense, the consolidation of the interest and dividends of Allied World ($33.4) and increases in interest income earned on cash equivalents and short term investments, partially offset by lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017. Interest and dividend income decreased from $418.9 in the first nine months of 2016 to $387.0 in the first nine months of 2017, primarily reflecting lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017, partially offset by lower total return swap expense, increases in interest income earned on cash equivalents and short term investments, and the consolidation of the interest and dividends of Allied World ($33.4).
Total return swap expense decreased from $74.8 and $127.6 in the third quarter and first nine months of 2016 to $16.9 and $44.8 in the third quarter and first nine months of 2017, primarily reflecting the closure of the Russell 2000 short equity index total return swaps in the fourth quarter of 2016.
Share of profit of associates increased from $31.7 and $56.8 in the third quarter and first nine months of 2016 to $55.1 and $131.8 in the third quarter and first nine months of 2017, primarily reflecting the contributions of Astarta (since March 7, 2017) and Bangalore Airport (since March 24, 2017), and year-over-year increases related to Eurolife (since August 4, 2016), APR Energy and IIFL Holdings, partially offset by an impairment charge related to Exco. The increase in the first nine months of 2017 was also partially offset by year-over-year decreases related to limited partnerships and Resolute, and the share of loss of Peak Achievement (since March 1, 2017).

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2017 and 2016 were comprised as follows:

	Third quarter
	2017			2016
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	40.2	52.0	92.2	3.4	226.9	230.3
Preferred stocks - convertible	—	(0.5)	(0.5)	—	10.7	10.7
Bonds - convertible	5.1	59.6	64.7	34.9	3.6	38.5
Other equity derivatives(1)(2)	(36.7)	69.8	33.1	—	5.8	5.8
Gain on disposition of associate(3)	51.3	—	51.3	—	—	—
Long equity exposures	59.9	180.9	240.8	38.3	247.0	285.3
Equity hedges and short equity exposures(2)	(1.7)	(52.8)	(54.5)	56.6	(588.9)	(532.3)
Net equity exposures	58.2	128.1	186.3	94.9	(341.9)	(247.0)
Bonds	29.0	(4.4)	24.6	183.6	(152.0)	31.6
CPI-linked derivatives	—	(19.3)	(19.3)	—	(77.3)	(77.3)
U.S. treasury bond forwards	(47.4)	47.0	(0.4)	—	—	—
Other derivatives	(0.4)	0.1	(0.3)	(16.6)	25.8	9.2
Foreign currency	29.5	(56.6)	(27.1)	41.7	39.4	81.1
Other(4)	930.6	6.1	936.7	1.1	1.8	2.9
Net gains (losses) on investments	999.5	101.0	1,100.5	304.7	(504.2)	(199.5)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(3.5)	(5.6)	(9.1)	153.4	(156.9)	(3.5)
U.S. states and municipalities	27.5	57.2	84.7	29.8	(40.9)	(11.1)
Corporate and other	5.0	(56.0)	(51.0)	0.4	45.8	46.2
	29.0	(4.4)	24.6	183.6	(152.0)	31.6

	First nine months
	2017			2016
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks(5)	85.5	422.6	508.1	(38.4)	(6)	(220.7)	(6)	(259.1)
Preferred stocks - convertible	—	(1.1)	(1.1)	—		(0.1)		(0.1)
Bonds - convertible	4.8	205.6	210.4	34.9		(54.4)		(19.5)
Other equity derivatives(1)(2)	(19.9)	37.3	17.4	—		20.1		20.1
Gain on disposition of associate(3)	51.3	—	51.3	—		—		—
Long equity exposures	121.7	664.4	786.1	(3.5)		(255.1)		(258.6)
Equity hedges and short equity exposures(2)	(104.0)	(220.2)	(324.2)	46.6		(892.2)		(845.6)
Net equity exposures	17.7	444.2	461.9	43.1		(1,147.3)		(1,104.2)
Bonds	402.9	(329.5)	73.4	497.8		606.4		1,104.2
CPI-linked derivatives	—	(47.3)	(47.3)	—		(134.0)		(134.0)
U.S. treasury bond forwards	(191.1)	78.5	(112.6)	—		—		—
Other derivatives	(8.4)	8.0	(0.4)	(69.2)		60.8		(8.4)
Foreign currency	(6.9)	(19.4)	(26.3)	(16.1)		22.3		6.2
Other(4)	931.4	7.1	938.5	(11.7)		18.0		6.3
Net gains (losses) on investments	1,145.6	141.6	1,287.2	443.9		(573.8)		(129.9)

Net gains (losses) on bonds is comprised as follows:
Government bonds	8.1	35.7	43.8	244.6		499.2		743.8
U.S. states and municipalities	385.5	(327.6)	57.9	249.2		14.6		263.8
Corporate and other	9.3	(37.6)	(28.3)	4.0		92.6		96.6
	402.9	(329.5)	73.4	497.8		606.4		1,104.2

(1)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses). The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 as described in notes 5, 7 and 24 in the company's annual consolidated financial statements for the year ended December 31, 2016.

(3)
During the third quarter of 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3. Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

(4)
During the third quarter of 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was re-classified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5. Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

(5)
During the second quarter of 2017 the company increased its ownership interest and potential voting interest in Exco and commenced applying the equity method of accounting, resulting in unrealized losses of $121.6 on Exco being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings. Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

(6)
During the first quarter of 2016 the company increased its indirect equity interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings.

Net equity exposures: Net gains on long equity exposures of $240.8 and $786.1 in the third quarter and first nine months of 2017 were primarily comprised of net gains on common stocks ($92.2 and $508.1), convertible bonds ($64.7 and $210.4) and a net realized gain recorded on the re-measurement of Grivalia Properties ($51.3). Net losses on short equity exposures of $54.5 and $324.2 in the third quarter and first nine months of 2017 were primarily comprised of net losses on short equity total return swaps held for investment purposes. The company recorded net losses of $247.0 and $1,104.2 on its equity and equity-related holdings after equity hedges in the third quarter and first nine months of 2016.
Within the company’s interim consolidated financial statements for the three and nine months ended September 30, 2017, refer to note 7 (Short Sales and Derivatives) for details of the company's equity and equity index total return swaps, and to note 16 (Financial Risk Management, under the heading Market Price Fluctuations) for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.
Bonds: Net gains on bonds of $24.6 in the third quarter of 2017 was primarily comprised of net gains on U.S. state and municipal bonds ($84.7), partially offset by net losses on corporate and other bonds ($51.0). Net gains on bonds of $73.4 in the first nine months of 2017 was primarily comprised of net gains on U.S. treasury bonds ($42.4) and U.S. state and municipal bonds ($57.9), partially offset by net losses on corporate and other bonds ($28.3). The company recorded net gains on bonds of $31.6 and $1,104.2 in the third quarter and first nine months of 2016.
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net unrealized losses of $19.3 and $47.3 in the third quarter and first nine months of 2017 (net unrealized losses of $77.3 and $134.0 in the third quarter and first nine months of 2016). A detailed analysis is provided in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2017.

Interest Expense

Consolidated interest expense increased from $60.6 and $175.5 in the third quarter and first nine months of 2016 to $96.3 and $235.9 in the third quarter and first nine months of 2017, reflecting the issuance on December 16, 2016 of Cdn$450.0 principal amount of 4.70% unsecured senior notes due 2026, borrowings on the holding company's credit facilities, the consolidation of Allied World commencing July 6, 2017 and increased subsidiary borrowings (primarily at Cara to finance acquisitions made during 2016 and Fairfax India to finance its investment in Bangalore Airport). The increase in the first nine months of 2017 was also the result of the issuance on March 22, 2016 of Cdn$400.0 principal amount of 4.50% unsecured senior notes due 2023 and interest expense on Fairfax India's term loan (repaid on March 31, 2017).
Consolidated interest expense in the third quarter and first nine months of 2017 of $96.3 and $235.9 (2016 - $60.6 and $175.5) was primarily attributable to interest expense at the holding company of $61.0 and $166.0 (2016 - $47.3 and $138.3). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	Third quarter		First nine months
	2017	2016	2017	2016
Fairfax corporate overhead	30.2	19.9	91.6	71.1
Subsidiary holding companies' corporate overhead	7.1	3.6	24.1	12.6
Subsidiary holding companies' non-cash intangible asset amortization(1)	27.0	19.8	55.0	46.3
Holding company interest and dividends	4.6	9.2	4.8	10.9
Holding company share of (profit) loss of associates	4.5	7.5	(49.6)	0.7
Investment management and administration fees	(6.8)	(28.5)	(167.7)	(69.4)
Loss on repurchase of long term debt	—	—	2.6	—
	66.6	31.5	(39.2)	72.2

(1)	Non-cash amortization of intangible assets is principally related to customer and broker relationships.

Fairfax corporate overhead increased from $19.9 and $71.1 in the third quarter and first nine months of 2016 to $30.2 and $91.6 in the third quarter and first nine months of 2017, primarily reflecting increases in employee compensation and consulting fees, and costs incurred related to the acquisition of Allied World.

Subsidiary holding companies' corporate overhead increased from $3.6 and $12.6 in the third quarter and first nine months of 2016 to $7.1 and $24.1 in the third quarter and first nine months of 2017, primarily due to restructuring costs incurred at Bryte Insurance, costs related to business acquisitions incurred at Allied World and Colonnade, and increased employee compensation.
Subsidiary holding companies' non-cash intangible asset amortization increased from $19.8 and $46.3 in the third quarter and first nine months of 2016 to $27.0 and $55.0 in the third quarter and first nine months of 2017, primarily due to amortization of intangible assets at Allied World.
Holding company interest and dividends included total return swap expense of $6.0 and $13.6 in the third quarter and first nine months of 2017, compared to $13.4 and $23.6 in the third quarter and first nine months of 2016. Excluding the impact of total return swap expense, holding company interest and dividends decreased from $4.2 and $12.7 in the third quarter and first nine months of 2016 to $1.4 and $8.8 in the third quarter and first nine months of 2017, primarily reflecting decreased interest income on bonds, partially offset by increased dividend income.
Holding company share of loss of associates decreased from $7.5 in the third quarter of 2016 to $4.5 in third quarter of 2017, primarily reflecting decreased share of loss of Eurolife, partially offset by decreased share of profit of Gulf Insurance. Holding company share of loss of associates of $0.7 in the first nine months of 2016 compared to share of profit of associates of $49.6 in the first nine months of 2017, primarily reflecting increased share of profit of Eurolife, partially offset by decreased share of profit of Gulf Insurance.
Investment management and administration fees decreased from $28.5 in the third quarter of 2016 to $6.8 in the third quarter of 2017, primarily reflecting a reduction of $22.6 in the investment management performance fee receivable from Fairfax India. Investment management and administration fees increased from $69.4 in the first nine months of 2016 to $167.7 in the first nine months of 2017, primarily reflecting the accrual of the investment management performance fee of $84.3 (2016 - nil) receivable from Fairfax India and increased investment and advisory fees.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

For details of the provision (recovery) for income taxes in the third quarters and first nine months of 2017 and 2016, refer to note 13 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

Consolidated Balance Sheet Summary
Holding company cash and investments increased to $1,466.6 ($1,423.2 net of $43.4 of holding company short sale and derivative obligations) at September 30, 2017 from $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016. Significant cash movements at the Fairfax holding company level during the third quarter and first nine months of 2017 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $2,143.8 to $5,061.3 at September 30, 2017 from $2,917.5 at December 31, 2016, primarily reflecting the consolidation of Allied World ($1,229.6) and Fairfax Latin America ($242.2), and the timing of the renewals of various insurance and reinsurance contracts.
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $37,378.1 ($37,262.3 net of subsidiary short sale and derivative obligations) at September 30, 2017 compared to $27,293.4 ($27,101.3 net of subsidiary short sale and derivative obligations) at December 31, 2016. The increase of $10,161.0 principally reflected the consolidation of Allied World's investment portfolio ($8,434.1), net proceeds received from Fairfax Africa's initial public offering and Fairfax India's secondary public offering and the favourable impact of foreign currency translation (principally the strengthening of the euro, Canadian dollar and the British pound relative to the U.S. dollar), partially offset by the sale of a 24.3% equity interest in ICICI Lombard (with the proceeds advanced to the holding company), the reclassification of the remaining 9.9% equity interest in ICICI Lombard to holding company cash and investments and net losses on derivatives, in addition to specific factors which caused movements in portfolio investments as discussed in subsequent paragraphs.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $6,186.8 primarily reflecting the consolidation of Allied World ($3,694.5), net sales of long dated U.S. treasury bonds and U.S. state and municipal bonds, where a portion of the proceeds was retained in cash or invested in short term investments, and the net proceeds received from Fairfax Africa's initial public offering.
Bonds (including bonds pledged for short sale derivative obligations) increased by $1,686.5 primarily reflecting the consolidation of Allied World ($3,601.0), partially offset by net sales of U.S. state and municipal and corporate and other bonds.
Common stocks increased by $932.3 primarily reflecting the consolidation of Allied World ($1,052.5) and net unrealized appreciation, partially offset by net sales of certain common stock investments and the exchange of participatory notes for additional common shares of IIFL Holdings (an investment in associate) by Fairfax India.
Investments in associates increased by $910.9 primarily reflecting the share of profit of associates ($131.8), investments in Bangalore Airport (by Fairfax India), Atlas Mara (by Fairfax Africa), Farmers Edge, Astarta and Sigma, additional investments in APR Energy and IIFL Holdings (by Fairfax India as described in the preceding paragraph), and the conversion of debentures to an equity interest in Peak Achievement, partially offset by the sale of a

24.3% equity interest in ICICI Lombard (with the proceeds advanced to the holding company), the reclassification of the remaining 9.9% equity interest in ICICI Lombard to holding company cash and investments and the net impact of consolidating Grivalia Properties upon acquiring control.
Derivatives and other invested assets net of short sale and derivative obligations increased by $198.9 primarily due to investments in various equity warrants, an investment in U.S. real estate and decreased payables to counterparties to the company’s U.S. treasury bond forward contracts.
Recoverable from reinsurers increased by $3,995.9 to $8,006.2 at September 30, 2017 from $4,010.3 at December 31, 2016, primarily reflecting the consolidation of Allied World ($2,662.8) and Fairfax Latin America ($600.2), and the impact of hurricane losses ceded to reinsurers, partially offset by a decrease at Runoff.
Deferred income taxes decreased by $40.0 to $692.6 at September 30, 2017 from $732.6 at December 31, 2016 primarily due to deferred tax liabilities recognized in connection with the acquisition of Allied World (specifically intangible assets) and the effect of increased unrealized investment gains primarily in the U.S., partially offset by the effect of current period catastrophe losses in the third quarter of 2017 which increased capitalized operating losses.
Goodwill and intangible assets increased by $2,008.0 to $5,855.5 at September 30, 2017 from $3,847.5 at December 31, 2016 primarily as a result of the consolidation of Allied World (goodwill and intangible assets of $1,683.7) and Mosaic Capital, the impact of acquisitions at Cara and Fairfax India and the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by amortization of intangible assets.
Other assets increased by $1,950.7 to $4,469.1 at September 30, 2017 from $2,518.4 at December 31, 2016 primarily as a result of increases in premises and equipment, prepaid expenses, inventory and receivables related to the consolidation of Grivalia Properties ($1,057.8), Allied World ($420.0), Mosaic Capital and the impact of acquisitions at Fairfax India.
Provision for losses and loss adjustment expenses increased by $9,337.8 to $28,819.6 at September 30, 2017 from $19,481.8 at December 31, 2016 primarily reflecting the consolidation of Allied World ($7,513.4) and Fairfax Latin America ($554.6), significant current period catastrophe losses (primarily related to Hurricanes Harvey, Irma and Maria) and the impact on loss reserves of the strengthening of certain foreign currencies relative to the U.S. dollar (principally at OdysseyRe, Brit and Northbridge), partially offset by Runoff's continued progress settling its claim liabilities and favourable prior year reserve development (principally at OdysseyRe, Northbridge, Zenith National, Group Re, and Fairfax Asia).
Non-controlling interests increased by $2,468.7 to $4,468.7 at September 30, 2017 from $2,000.0 at December 31, 2016 principally reflecting the consolidation of Allied World ($1,282.5) and Grivalia Properties ($492.8), Fairfax India's secondary public offering in January 2017, Fairfax Africa's initial public offering in February 2017, and the impact of foreign currency translation (principally the strengthening of the Indian rupee and Canadian dollar relative to the U.S. dollar), partially offset by the net loss attributable to non-controlling interests ($113.0) and dividends paid to non-controlling interests (principally the dividend paid by Brit to OMERS). For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.
Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2017 compared to those identified at December 31, 2016 and disclosed in the company’s 2016 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

Financial Condition
Capital Management

For a detailed analysis, refer to note 16 (Financial Risk Management) under the heading Capital Management in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2017.

Liquidity
Holding company cash and investments at September 30, 2017 totaled $1,466.6 ($1,423.2 net of $43.4 of holding company short sale and derivative obligations) compared to $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016.
Cash and investment movements at the Fairfax holding company level during the first nine months of 2017 included the following significant inflows: dividends from OdysseyRe ($100.0) and Zenith ($35.0), proceeds of $908.5 on the sale of 24.3% of ICICI Lombard and the reclassification of the remaining ownership interest of 9.9% of ICICI Lombard (fair value of $468.4) to holding company cash and investments from portfolio investments. Significant outflows during the first nine months of 2017 included the following: cash consideration of $435.3 paid to partially fund the acquisition of Allied World, cash consideration of $167.9 paid to acquire the insurance operations of AIG in Chile and Colombia (effective from July 31, 2017) and Argentina (effective from September 30, 2017), the payment of $270.5 of common and preferred share dividends, net cash paid of $84.4 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements) and the repurchases of $17.8 principal amount of Fairfax senior notes due 2019, 2020 and 2021. The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, repurchases of subordinate voting shares for treasury and changes in the fair value of holding company investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at September 30, 2017 of $1,423.2, provides adequate liquidity to meet the holding company’s remaining known obligations in 2017. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (for further details of the credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2016). The holding company's remaining known significant commitments for 2017 consist of payments of interest, corporate overhead expenses, preferred share dividends, income taxes, purchase consideration payable (included in holding company borrowings), the purchase prices related to the acquisitions of certain AIG operations in Latin America, and potential cash outflows related to derivative contracts (described below). Net proceeds of approximately $1.6 billion expected to be received on the closing of the sale of the company's 97.7% ownership interest in First Capital would further augment holding company cash.
The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. The holding company paid net cash of $38.3 and $84.4 in the third quarter and first nine months of 2017 (2016 - paid net cash of $54.6 and $74.2) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the first nine months of 2017 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $6,186.8 primarily reflecting the consolidation of Allied World ($3,694.5), net sales of long dated U.S. treasury bonds and U.S. state and municipal bonds, where a portion of the proceeds was retained in cash or invested in short term investments, and the net proceeds received from Fairfax Africa's initial public offering.
The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps. The insurance and reinsurance subsidiaries paid net cash of $58.5 and $293.4 in the third quarter and first nine months of 2017 (2016 - paid net cash of $440.8 and $452.1) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Highlights in the first nine months of 2017 (with comparisons to the first nine months of 2016) of major components of cash flow are presented in the following table:

	First nine months
	2017	2016
Operating activities
Cash provided by (used in) operating activities before the undernoted	(391.6)	83.8
Net sales (purchases) of investments classified as FVTPL	3,717.2	(738.6)
Investing activities
Net purchases of investments in associates	(21.0)	(586.6)
Purchases of subsidiaries, net of cash acquired	(1,034.8)	(437.1)
Net purchases of premises and equipment and intangible assets	(224.5)	(194.9)
Decrease (increase) in restricted cash for purchase of subsidiary	(162.0)	6.5
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	—	303.2
Repayments of borrowings - holding company and insurance and reinsurance companies	(26.8)	(4.0)
Net proceeds from borrowings - non-insurance companies	454.0	355.6
Repayments of borrowings - non-insurance companies	(248.0)	(10.6)
Net borrowings from revolving credit facilities and short term loans - non-insurance companies	194.9	110.4
Issuance of subordinate voting shares	—	523.5
Purchases of subordinate voting shares for treasury	(129.9)	(29.4)
Issuance of subsidiary common shares to non-controlling interests	2,257.9	150.6
Increase in restricted cash related to financing activities	(150.3)	(21.2)
Net purchases of subsidiary shares from non-controlling interests	(136.2)	(66.0)
Common and preferred share dividends paid	(270.5)	(261.0)
Dividends paid to non-controlling interests	(60.1)	(38.1)
Increase (decrease) in cash and cash equivalents during the period	3,768.3	(853.9)

Excluding net purchases and sales of investments classified as FVTPL, cash used in operating activities of $391.6 in 2017 compared to cash provided by operating activities of $83.8 in 2016, principally reflecting higher net paid losses, partially offset by higher net premium collections and lower income taxes paid. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2017 for details of net purchases and sales of investments classified as FVTPL.
Net purchases of investments in associates of $21.0 in 2017 primarily reflected investments in Farmers Edge, Astarta, Sigma, Bangalore Airport (by Fairfax India), Atlas Mara (by Fairfax Africa) and an increased investment in APR Energy, partially offset by net proceeds received on the sale of a 24.3% equity interest in ICICI Lombard ($908.5) and distributions received from the company's insurance and non-insurance associates. Net purchases of investments in associates of $586.6 in 2016 primarily reflected the purchase of an additional 9.0% ownership interest in ICICI Lombard and investments in APR Energy and Fairchem (by Fairfax India), partially offset by distributions received from the company's non-insurance associates. Purchases of subsidiaries, net of cash acquired of $1,034.8 in 2017 primarily related to the acquisitions of Allied World and the insurance operations of AIG in Chile, Colombia and Argentina, an increased investment in Grivalia Properties and Fairfax India's acquisition of Saurashtra Freight. Purchases of subsidiaries, net of cash acquired of $437.1 in 2016 primarily related to Cara's acquisition of a 100% interest in St-Hubert and Fairfax India's acquisition of a 50.9% interest in Privi Organics.
Borrowings by non-insurance companies of $454.0 in 2017 primarily reflected net proceeds from Fairfax India's new term loan ($400.0) to fund its investments. Repayment of borrowings by non-insurance companies of $248.0 in 2017 primarily reflected Fairfax India's repayment of its previous term loan ($225.0). Net borrowings from revolving credit facilities and short term loans by non-insurance companies of $194.9 in 2017 primarily reflected proceeds from Fairfax Africa's new term loan ($150.0). Borrowings by holding company and insurance and reinsurance companies of $303.2 in 2016 reflected net proceeds from the issuance of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023. Borrowings by non-insurance companies of $355.6 in 2016 primarily reflected net proceeds from Cara's issuance of a floating rate term loan of $115.2 (Cdn$150.0) maturing on September 2, 2019 to finance its acquisition of St-Hubert and net proceeds from Fairfax India's term loan ($225.0) to fund its investments.
Purchases of subordinate voting shares for treasury in 2017 and 2016 related to purchases for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $2,257.9 in 2017 primarily reflected certain co-investors acquiring an indirect equity interest in Allied World, the public offerings by Fairfax Africa and Fairfax India and the issuance of common shares by Quess. Net purchases of subsidiary shares from non-controlling interests of $136.2 in 2017 primarily reflected Mosaic Capital's redemption of certain of its preferred shares and other equity securities. Issuance of subordinate voting shares of $523.5 in 2016 reflected net proceeds received from the underwritten public offering of 1.0 million subordinate voting shares. Issuance of subsidiary common shares to non-controlling interests of $150.6 in 2016 primarily reflected Cara's issuance of subordinate common shares to finance its acquisition of St-Hubert and the issuance of common shares by Quess as part of its initial public offering. Net purchases of non-controlling interests of $66.0 in 2016 primarily reflected Brit's repurchase of its common shares from its minority shareholder (OMERS).
The company paid common and preferred share dividends of $237.4 and $33.1 in 2017 (2016 - $227.8 and $33.2). Dividends paid to non-controlling interests of $60.1 in 2017 (2016 - $38.1) primarily reflected the dividend paid by Brit to OMERS.

Book Value Per Share
Common shareholders’ equity at September 30, 2017 was $11,608.9 or $415.48 per basic share (excluding the unrecorded $1,080.5 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $8,484.6 or $367.40 per basic share (excluding the unrecorded $1,001.7 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2016 representing an increase per basic share in the first nine months of 2017 of 13.1% (an increase of 15.4% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2017). During the first nine months of 2017 the number of basic shares increased primarily as a result of the issuance of 5,075,894 subordinate voting shares related to the acquisition of Allied World, partially offset by net repurchases of 228,654 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At September 30, 2017 there were 27,940,806 common shares effectively outstanding.

	September 30, 2017			December 31, 2016
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	674.0	630.8	43.2	1,514.8	940.5	574.3
Non-insurance associates(2)	1,809.9	1,789.2	20.7	1,440.6	1,452.5	(11.9)
Cara	453.5	509.9	(56.4)	433.9	454.9	(21.0)
Grivalia Properties	534.4	545.7	(11.3)	—	—	—
Thomas Cook India	935.4	361.9	573.5	691.2	296.2	395.0
Fairfax India	779.5	443.8	335.7	355.7	290.4	65.3
Fairfax Africa	461.5	286.4	175.1	—	—	—
	5,648.2	4,567.7	1,080.5	4,436.2	3,434.5	1,001.7

(1)	The carrying values of Cara, Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa represent their respective hypothetical carrying values under the equity method of accounting.

(2)	Excludes investments in associates held by Fairfax India and Fairfax Africa.

On September 28, 2017 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2018, to acquire up to 2,672,504 subordinate voting shares, 601,538 Series C preferred shares, 344,111 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments
For a full description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

Related Party Transactions
For a full description of these matters, see note 20 (Related Party Transactions) to the interim consolidated financial statements for the three and nine months ended September 30, 2017.

Accounting and Disclosure Matters

Limitation on scope of design and evaluation of Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On July 6, 2017 the company completed the acquisition of Allied World. Management has determined to limit the scope of the design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Allied World, the results of which are included in the interim consolidated financial statements of the company for the three and nine months ended September 30, 2017. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings, which allows an issuer to limit its design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certifications of interim filings relates. The operations of Allied World represented 11.2% and 5.1% of the company's consolidated revenue for the three and nine months ended September 30, 2017 respectively and represented 22.7% and 23.0% of the company's consolidated assets and liabilities respectively as at September 30, 2017. In addition, the table that follows presents a summary of financial information for Allied World.

For the period July 6, 2017 to September 30, 2017
Revenue	550.9
Net loss	(378.0)

As at September 30, 2017
Assets
Insurance contract receivables	1,229.6
Portfolio investments	8,434.1
Deferred premium acquisition costs	90.0
Recoverable from reinsurers	2,662.8
Goodwill and intangible assets	1,683.7
Other assets	420.0
14,520.2
Liabilities
Accounts payable and accrued liabilities	338.4
Income taxes payable	3.3
Deferred income taxes	71.8
Funds withheld payable to reinsurers	232.2
Insurance contract liabilities	9,192.8
Borrowings	858.1
10,696.6
Equity	3,823.6
14,520.2

Comparative Quarterly Data (unaudited)

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Revenue	4,907.3	3,258.2	2,737.6	1,774.7	2,431.4	2,907.0	2,186.5	2,447.2
Net earnings (loss)	370.2	312.6	75.3	(704.2)	32.7	293.5	(16.7)	133.1
Net earnings (loss) attributable to shareholders of Fairfax	476.9	311.6	82.6	(701.5)	1.3	238.7	(51.0)	103.4
Net earnings (loss) per share	$16.85	$13.04	$3.11	$(30.77)	$(0.42)	$9.81	$(2.76)	$4.19
Net earnings (loss) per diluted share	$16.42	$12.67	$3.03	$(30.77)	$(0.42)	$9.58	$(2.76)	$4.10
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.